ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34783
February 28, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

<u>T&D Holdings, Inc. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Financial Summary (For the nine months ended December 31, 2007) dated February 14, 2008;

2. Non-Consolidated Financial Summary (Financial Summary for Taiyo Life Insurance Company) dated February 14, 2008 and Supplementary Materials for the Nine Months Ended December 31, 2007;

3. Non-Consolidated Financial Summary (Financial Summary for Daido Life Insurance Company) dated February 14, 2008 and Supplementary Materials for the Nine Months Ended December 31, 2007;

4. Non-Consolidated Financial Summary (Financial Summary for T&D Financial Life Insurance Company) dated February 14, 2008 and Supplementary Materials Nine Months Ended December 31, 2007; and

5. Brief Description of Japanese Language Documents.

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If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

FINANCIAL SUMMARY

(For the nine months ended December 31, 2007)

February 14, 2008

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Consolidated Operating Results for the Nine Months Ended December 31, 2007 (April 1, 2007 - December 31, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent. % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	% change
Nine months ended December 31, 2007	¥1,725,675 million	1.3	¥130,997 million	8.3	¥37,549 million	(5.9)
Nine months ended December 31, 2006	¥1,703,355 million	(7.0)	¥120,929 million	37.3	¥39,904 million	94.0
Year ended March 31, 2007	¥2,286,034 million	-	¥158,172 million	-	¥38,772 million	-

	Net Income per Share	Net Income per Share (Fully Diluted)
Nine months ended December 31, 2007	¥152.49	-
Nine months ended December 31, 2006	¥162.04	-
Year ended March 31, 2007	¥157.45	-

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of December 31, 2007	¥13,742,864 million	¥952,160 million	6.9%	¥3,859.26
As of December 31, 2006	¥13,964,267 million	¥1,059,700 million	7.6%	¥4,296.88
As of March 31, 2007	¥14,090,977 million	¥1,090,229 million	7.7%	¥4,419.55

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Nine months ended December 31, 2007	¥(91,776) million	¥(51,129) million	¥(3,735) million	¥1,065,790 million
Nine months ended December 31, 2006	¥58,350 million	¥199,125 million	¥(1,679) million	¥1,085,364 million
Year ended March 31, 2007	¥144,312 million	¥246,362 million	¥(1,648) million	¥1,217,045 million

2. Dividends

None of dividends as of December 31, 2007 and December 31, 2006 is paid.

3. Consolidated Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

Full-year forecasts for the year ending March 31, 2008 have not been changed as originally announced on May 17, 2007.

Note: % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues	Ordinary Profit	Net Income	Net Income per Share
Year ending March 31, 2008	¥2,180,000 million (4.6) %	¥130,000 million (17.8) %	¥37,000 million (4.6) %	¥150.25

4. ***Others***

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation): None

(2) Adoption of Simple Accounting Method: None

(3) Changes in Method of Accounting: None

(4) Number of Outstanding Shares (Common Stock)

1. Number of outstanding shares including treasury stock at the end of the term: as of December 31, 2007: 246,330,000; as of December 31, 2006: 246,330,000; as of March 31, 2007: 246,330,000

2. Number of treasury stock at the end of the term: as of December 31, 2007: 95,384; as of December 31, 2006: 73,821; as of March 31, 2007: 78,848

3. Average number of outstanding shares during the term: for the nine months ended December 31, 2007: 246,242,253; for the nine months ended December 31, 2006: 246,264,054; for the year ended March 31, 2007: 246,261,507

(Reference) Non-Consolidated Financial Summary

1. ***Non-Consolidated Operating Results for the Nine Months Ended December 31, 2007 (April 1, 2007 - December 31, 2007)***

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent. % changes are presented in comparison with the same term of the previous year.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	% change
Nine months ended December 31, 2007	¥18,517 million	18.1	¥16,303 million	19.1	¥16,255 million	18.5
Nine months ended December 31, 2006	¥15,676 million	21.1	¥13,685 million	23.5	¥13,712 million	23.6
Year ended March 31, 2007	¥16,399 million	-	¥13,802 million	-	¥13,829 million	-

	Net Income	%change	Net Income per Share	Net Income per Share (Fully Diluted)
Nine months ended December 31, 2007	¥16,126 million	19.0	¥65.49	-
Nine months ended December 31, 2006	¥13,552 million	23.3	¥55.03	-
Year ended March 31, 2007	¥13,588 million	-	¥55.18	-

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of December 31, 2007	¥620,093 million	¥591,524 million	95.4%	¥2,402.28
As of December 31, 2006	¥613,432 million	¥591,535 million	96.4%	¥2,402.12
As of March 31, 2007	¥632,016 million	¥591,530 million	93.6%	¥2,402.14

2. ***Non-Consolidated Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)***

Full-year forecasts for the year ending March 31, 2008 have not been changed as originally announced on May 17,2007.

Note: % changes are presented in comparison with the same term of the previous year.

	Ordinary Income		Operating Profit		Ordinary Profit		Net Income		Net Income per Share
Year ending March 31, 2008	¥19,000 million	15.9 %	¥16,000 million	15.9 %	¥16,000 million	15.7 %	¥16,000 million	17.7 %	¥64.97

The above forecasts for the year ending March 31, 2008 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses. Please refer to T&D Holdings' "Financial Review 4.Forecasts for the Year Ending March 31, 2008" section in this material "Financial Summary for the Nine Months Ended December 31, 2007" about consolidated forecasts and non-consolidated forecasts.

Financial Review

1. Consolidated Results of Operations

For the nine months ended December 31, 2007, ordinary revenues increased ¥22.3 billion, or 1.3 percent from the level of the same term of the previous fiscal year, to ¥1,725.6 billion, which was a total of income from insurance premiums of ¥1,230.9 billion (down 8.8 percent), investment income of ¥296.0 billion (down 2.6 percent), other ordinary income of ¥198.6 billion (up 299.8 percent) and others.

Ordinary expenses increased ¥12.2 billion, or 0.8 percent from the level of the same term of the previous fiscal year, to ¥1,594.6 billion, which was a total of insurance claims and other payments of ¥1,270.6 billion (up 1.9 percent), investment expenses of ¥112.7 billion (up 26.9 percent), operating expenses of ¥154.4 billion (down 0.0 percent), other ordinary expenses of ¥56.1 billion (down 4.0 percent) and others.

As a result, ordinary profit increased ¥10.0 billion, or 8.3 percent from the level of the same term of the previous fiscal year, to ¥130.9 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends.

Extraordinary gains increased 1,010.9 percent, to ¥5.3 billion, and extraordinary losses increased 18.0 percent, to ¥25.9 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥22.8 billion (up 28.3 percent).

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income decreased ¥2.3 billion, or 5.9 percent, from the level of the same term of the previous fiscal year, to ¥37.5 billion. Net income decreased mainly due to an increase in income taxes including deferred income taxes, while ordinary profit increased.

2. Consolidated Financial Position

(1) Balance Sheets

As of December 31, 2007, total assets amounted to ¥13,742.8 billion (down 2.5 percent from March 31, 2007), mainly consisting of securities centered on public and corporate bonds amounting to ¥9,806.8 billion (down 0.6 percent), loans of ¥2,361.2 billion (down 2.9 percent), monetary claims purchased of ¥392.7 billion (down 12.8 percent), cash and deposits of ¥333.7 billion (down 20.5 percent) and tangible fixed assets of ¥310.9 billion (down 2.1 percent).

Total liabilities were ¥12,790.7 billion (down 1.6 percent), and policy reserves accounting for a substantial portion of them amounted to ¥12,193.2 billion (down 1.2 percent).

Total net assets were ¥952.1 billion (down 12.7 percent), of which net unrealized gains on securities was ¥520.8 billion (down 23.4 percent).

(2) Cash Flows

Cash flows for the nine months ended December 31, 2007, were as follows.

Net cash used in operating activities was ¥91.7 billion, up ¥150.1 billion in expenditure, compared with the revenue of ¥58.3 billion recorded in the same term of the previous fiscal year.

This was mainly due to a decrease in income from insurance premiums and an increase in insurance claims and other payments.

Net cash used in investing activities was ¥51.1 billion, up ¥250.2 billion in expenditure, compared with the revenue of ¥199.1 billion recorded in the same term of the previous fiscal year. This was mainly due to an increase in purchases of securities.

Net cash used in financing activities was ¥3.7 billion, up ¥2.0 billion from the level of the same term of the previous fiscal year. This was mainly due to an increase of dividends paid.

As a result, cash and cash equivalents as of December 31, 2007 totaled ¥1,065.7 billion, down ¥151.2 billion from the beginning of the fiscal year.

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

(1) Results of Operations

Taiyo Life Insurance Company:

For the nine months ended December 31, 2007, Taiyo Life's ordinary revenues decreased ¥7.1 billion, or 0.9 percent from the level of the same term of the previous fiscal year, to ¥775.5 billion, which was a total of income from insurance premiums of ¥491.2 billion (down 10.7 percent), investment income of ¥158.6 billion (down 3.9 percent), and other ordinary income of ¥125.5 billion (up 86.3 percent).

Ordinary expenses decreased ¥8.0 billion, or 1.1 percent from the level of the same term of the previous fiscal year, to ¥726.6 billion, which was a total of insurance claims and other payments of ¥586.5 billion (down 1.8 percent), investment expenses of ¥52.2 billion (up 1.8 percent), operating expenses of ¥57.4 billion (down 2.7 percent) and others.

As a result, ordinary profit increased ¥0.9 billion, or 1.9 percent from the level of the same term of the previous fiscal year, to ¥48.8 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends.

Extraordinary gains increased 446.2 percent, to ¥0.2 billion, and extraordinary losses increased 72.6 percent, to ¥15.9 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥15.5 billion (up 107.1 percent).

Net income decreased ¥4.9 billion, or 29.0 percent from the level of the same term of the previous fiscal year, to ¥12.1 billion.

Net income decreased mainly due to an increase in extraordinary losses such as provision for reserve for price fluctuations and others, while ordinary profit increased.

Core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the nine months ended December 31, 2007, recorded ¥39.2 billion, up 4.1 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥15.5 billion (down 28.9 percent).

Daido Life Insurance Company:

For the nine months ended December 31, 2007, Daido Life's ordinary revenues increased ¥33.7 billion, or 4.2 percent from the level of the same term of the previous fiscal year, to ¥832.6 billion, which was a total of income from insurance premiums of ¥628.4 billion (down 2.8

percent), investment income of ¥131.8 billion (down 0.0 percent), and other ordinary income of ¥72.2 billion (up 251.0 percent).

Ordinary expenses increased ¥31.5 billion, or 4.4 percent from the level of the same term of the previous fiscal year, to ¥746.3 billion, which was a total of insurance claims and other payments of ¥610.3 billion (up 5.9 percent) and investment expenses of ¥37.6 billion (up 2.8 percent), operating expenses of ¥85.9 billion (up 2.7 percent) and others.

As a result, ordinary profit increased ¥2.2 billion, or 2.7 percent from the level of the same term of the previous fiscal year, to ¥86.2 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends.

Extraordinary gains increased 1,002.5 percent, to ¥5.0 billion, and extraordinary losses decreased 16.6 percent, to ¥9.9 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥7.2 billion (down 29.3 percent).

Net income decreased ¥2.6 billion, or 8.2 percent from the level of the same term of the previous fiscal year, to ¥29.5 billion.

Net income decreased mainly due to an increase in income taxes including deferred income taxes, while ordinary profit increased.

Core profit was ¥87.8 billion, up 8.2 percent compared with the same term of the previous fiscal year. Daido posted a positive spread of ¥4.3 billion turned from a negative spread of ¥10.0 billion recorded in the same term of the previous year.

T&D Financial Life Insurance Company:

For the nine months ended December 31, 2007, T&D Financial Life's ordinary revenues decreased ¥43.7 billion, or 25.7 percent from the level of the same term of the previous fiscal year, to ¥126.7 billion, which was a total of income from insurance premiums of ¥111.1 billion (down 27.4 percent), investment income of ¥8.1 billion (down 29.3 percent), and other ordinary income of ¥7.4 billion (up 25.5 percent).

Ordinary expenses decreased ¥45.7 billion, or 25.5 percent from the level of the same term of the previous fiscal year, to ¥133.3 billion, which was a total of insurance claims and other payments of ¥73.8 billion (up 0.5 percent), provision for policy reserve of ¥23.6 billion (down 72.9 percent), investment expenses of ¥22.8 billion (up 473.9 percent), and operating expenses of ¥10.7 billion (down 14.2 percent) and others.

As a result, ordinary losses improved by ¥2.0 billion, or 23.2 percent from the level of the same term of the previous fiscal year, to ¥6.6 billion.

Net loss improved by ¥2.5 billion, or 35.0 percent from the same term of the previous fiscal year, to ¥4.7 billion.

T&D Financial Life marked a loss of ¥7.3 billion (up 151.2 percent) in its core profit for the nine months ended December 31, 2007, after compensating for a negative spread of ¥3.0 billion (down 5.1 percent).

(2) Financial Position

Taiyo Life Insurance Company:

As of December 31, 2007, total assets amounted to ¥6,385.3 billion (down 2.6 percent from

March 31, 2007), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,354.1 billion (down 2.9 percent), loans of ¥1,480.7 billion (down 1.4 percent), tangible fixed assets of ¥162.7 billion (down 0.5 percent), and monetary claims purchased of ¥159.1 billion (up 2.5 percent).

Total liabilities were ¥5,998.5 billion (down 2.0 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,730.0 billion (down 1.8 percent).

Total net assets were ¥386.7 billion (down 10.2 percent), of which net unrealized gains on securities was ¥268.5 billion (down 15.7 percent).

As of December 31, 2007, solvency margin ratio (a measure of insurance companies' financial soundness) was 1,086.5 percent (1,100.4 percent at the end of the previous fiscal year). Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥802.1 billion (¥834.6 billion posted at the previous fiscal year-end).

Daido Life Insurance Company:

As of December 31, 2007, total assets amounted to ¥6,194.3 billion (down 3.2 percent from March 31, 2007), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,468.3 billion (up 1.3 percent), loans of ¥886.8 billion (down 4.9 percent), monetary claims purchased of ¥233.6 billion (down 20.9 percent), cash and deposits of ¥171.3 billion (down 41.4 percent) and tangible fixed assets of ¥141.6 billion (down 3.6 percent).

Total liabilities were ¥5,679.5 billion (down 1.9 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,407.7 billion (down 1.2 percent).

Total net assets were ¥514.8 billion (down 14.9 percent), of which net unrealized gains on securities was ¥253.1 billion (down 30.2 percent).

As of December 31, 2007, solvency margin ratio was 1,218.3 percent (1,320.6 percent at the end of the previous fiscal year). Furthermore, the value of adjusted net assets amounted to ¥971.6 billion (¥1,109.6 billion posted at the previous fiscal year-end).

T&D Financial Life Insurance Company:

As of December 31, 2007, total assets amounted to ¥1,091.5 billion (up 1.2 percent from March 31, 2007), mainly consisting of securities of ¥986.7 billion (up 0.9 percent), call loans of ¥28.0 billion (up 40.0 percent), cash and deposits of ¥22.5 billion (down 26.3 percent) and monetary trust of ¥19.4 billion (up 57.8 percent).

Total liabilities were ¥1,062.0 billion (up 1.7 percent), and policy reserves accounting for a substantial portion of them amounted to ¥1,052.0 billion (up 2.2 percent).

Total net assets were ¥29.4 billion (down 13.9 percent), of which net unrealized gains on securities was a loss of ¥0.8 billion (down 3.1 percent).

As of December 31, 2007, solvency margin ratio was 1,024.1 percent (1,189.7 percent at the end of the previous fiscal year). Furthermore, the value of adjusted net assets amounted to ¥64.8 billion (¥63.5 billion posted at the previous fiscal year-end).

(Reference) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the nine months ended December 31, 2007 decreased 35.2 percent compared with the same term of the previous fiscal year, to ¥1,186.1 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 10.6 percent compared with the same term of the previous fiscal year, to ¥1,032.2 billion.

As a result, the total policy amount in force of individual insurance and annuities as of December 31, 2007 decreased 2.7 percent from the level of the same term of the previous fiscal year, or decreased 1.7 percent from the previous fiscal year-end, to ¥17,341.4 billion.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the nine months ended December 31, 2007 increased 5.6 percent compared with the same term of the previous fiscal year, to ¥3,710.9 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 3.3 percent compared with the same term of the previous fiscal year, to ¥2,748.3 billion.

As a result, the total policy amount in force of individual insurance and annuities as of December 31, 2007 increased 0.2 percent from the level of the same term-end of the previous fiscal year, or increased 0.6 percent from the previous fiscal year-end, to ¥39,986.7 billion.

T&D Financial Life Insurance Company:

The new policy amount of individual insurance and annuities for the nine months ended December 31, 2007 (there is no net increase from conversions) decreased 26.6 percent compared with the same term of the previous fiscal year, to ¥78.1 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 33.6 percent compared with the same term of the previous fiscal year, to ¥130.0 billion.

As a result, the total policy amount in force of individual insurance and annuities as of December 31, 2007, decreased 6.1 percent from the level of the same term of the previous fiscal year, or decreased 6.4 percent from the previous fiscal year-end, to ¥2,361.2 billion.

4. Forecasts for the Year Ending March 31, 2008 (April 1, 2007 – March 31, 2008)

(1) Consolidated

The forecasts for the fiscal year ending March 31, 2008 have not been changed from those announced on May 17, 2007, as follows.

(Billions of yen)

	Ordinary revenues	Ordinary profit	Net income
Year-end	2,180	130	37
Change	(4.6%)	(17.8%)	(4.6%)

Reference: Forecasts for the Year Ending March 31, 2008, of Three Life Insurance Companies (Non-consolidated Basis)

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	900	990	350
Change	(11.1%)	(6.8%)	31.5%
Ordinary Profit (loss)	52	93	(20)
Change	0.7%	(23.3%)	47.8%
Core Profit (loss)	56	115	(11)
Change	3.7%	(8.6%)	70.4%
Net Income (loss)	12	37	(14)
Change	(10.6%)	(14.3%)	30.6%

(2) Non-consolidated

The forecasts for the fiscal year ending March 31, 2008 have not been changed from those announced on May 17, 2007, as follows. The projected shareholders' dividends for the fiscal year ending March 31, 2008 remain unchanged.

(Billions of yen)

	Operating income	Operating Profit	Ordinary profit	Net income
Year-end	19	16	16	16
Change	15.9%	15.9%	15.7%	17.7%

5. Others

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation): None

(2) Adoption of Simple Accounting Method: None

(3) Changes in Method of Accounting: None

Unaudited Consolidated Condensed Balance Sheets

(Millions of yen)

	As of December 31, 2006	As of December 31, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	361,267	333,733	(27,533)	(7.6)	419,874
Call loans	281,000	244,200	(36,800)	(13.1)	340,800
Monetary claims purchased	545,844	392,779	(153,064)	(28.0)	450,533
Monetary trusts	118,740	147,776	29,036	24.5	113,187
Securities	9,763,258	9,806,866	43,608	0.4	9,870,253
Loans	2,441,148	2,361,240	(79,907)	(3.3)	2,430,540
Tangible fixed assets	317,268	310,929	(6,339)	(2.0)	317,603
Intangible fixed assets	22,623	22,871	247	1.1	22,921
Due from agencies	1,430	1,334	(95)	(6.7)	1,466
Due from reinsurers	7,792	9,248	1,456	18.7	8,955
Other assets	106,545	115,264	8,718	8.2	117,719
Deferred tax assets	609	394	(214)	(35.3)	770
Reserve for possible loan losses	(3,260)	(3,774)	(513)	15.8	(3,648)
Total assets	13,964,267	13,742,864	(221,403)	(1.6)	14,090,977
Liabilities:					
Policy reserves	12,269,914	12,193,286	(76,627)	(0.6)	12,344,781
Reserve for outstanding claims	64,030	67,172	3,141	4.9	73,651
Policy reserve	12,018,441	11,932,401	(86,040)	(0.7)	12,073,772
Reserve for policyholder dividends	187,442	193,713	6,270	3.3	197,357
Due to agencies	1,073	236	(837)	(78.0)	1,313
Due to reinsurers	576	628	51	9.0	529
Short-term debenture	30,000	29,967	(32)	(0.1)	20,000
Subordinated bonds	20,000	20,000	-	-	20,000
Other liabilities	166,756	188,279	21,522	12.9	178,750
Reserve for bonus to directors and corporate auditors	127	154	26	21.1	172
Reserve for employees' retirement benefits	115,041	115,552	511	0.4	114,986
Reserve for directors' and corporate auditors' retirement benefits	3,719	4,117	397	10.7	3,707
Reserve for price fluctuations	91,793	127,382	35,588	38.8	104,542
Deferred tax liabilities	194,365	100,311	(94,054)	(48.4)	201,178
Deferred tax liabilities on land revaluations	11,198	10,787	(411)	(3.7)	10,787
Total liabilities	12,904,567	12,790,703	(113,863)	(0.9)	13,000,748
Net assets:					
Common stock					
Authorized - 966,000,000 shares					
Issued - 246,330,000 shares	118,595	118,595	-	-	118,595
Capital surplus	106,106	106,107	1	0.0	106,106
Retained earnings	232,081	252,596	20,514	8.8	231,678
Treasury stock	(455)	(623)	(168)	37.0	(496)
Total stockholders' equity	456,328	476,675	20,347	4.5	455,883
Net unrealized gains on securities	648,924	520,884	(128,040)	(19.7)	680,401
Gains on deferred hedge	610	567	(42)	(7.0)	488
Land revaluation	(47,773)	(47,876)	(102)	0.2	(48,501)
Foreign currency translation adjustments	43	30	(12)	(29.3)	48
Total valuation and translation adjustments	601,805	473,606	(128,198)	(21.3)	632,435
Minority interests	1,566	1,878	311	19.9	1,909
Total net assets	1,059,700	952,160	(107,539)	(10.1)	1,090,229
Total liabilities and net assets	13,964,267	13,742,864	(221,403)	(1.6)	14,090,977

Unaudited Consolidated Condensed Statements of Operations

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	1,703,355	1,725,675	22,319	1.3	2,286,034
Income from insurance premiums	1,349,499	1,230,945	(118,553)	(8.8)	1,811,596
Investment income	304,150	296,091	(8,058)	(2.6)	407,449
Interest, dividends and income from real estate for rent	193,226	210,980	17,754	9.2	269,689
Gains from monetary trust, net	4,564	14,290	9,725	213.1	4,767
Gains on investment in trading securities, net	10,253	3,655	(6,597)	(64.3)	17,824
Gains on sales of securities	80,824	64,932	(15,892)	(19.7)	94,247
Gains on redemption of securities	0	-	(0)	(100.0)	1
Other investment income	2,022	2,232	210	10.4	2,763
Gains on separate accounts, net	13,259	-	(13,259)	(100.0)	18,156
Other ordinary income	49,682	198,609	148,926	299.8	66,954
Reversal of policy reserve	-	141,371	141,371	-	-
Other ordinary income	49,682	57,237	7,555	15.2	66,954
Equity in net income of affiliated companies	24	29	4	20.3	33
Ordinary expenses	1,582,426	1,594,678	12,251	0.8	2,127,862
Insurance claims and other payments	1,246,873	1,270,650	23,777	1.9	1,630,683
Insurance claims	524,380	479,026	(45,353)	(8.6)	672,425
Annuity payments	126,079	136,516	10,436	8.3	161,682
Insurance benefits	214,015	219,767	5,751	2.7	296,469
Surrender payments	297,582	302,977	5,395	1.8	389,975
Other payments	84,816	132,363	47,547	56.1	110,131
Provision for policy and other reserves	33,698	692	(33,006)	(97.9)	94,235
Provision for reserve for outstanding claims	-	-	-	-	4,977
Provision for policy reserve	32,979	-	(32,979)	(100.0)	88,310
Interest portion of reserve for policyholder dividends	718	692	(26)	(3.7)	947
Investment expenses	88,833	112,714	23,881	26.9	115,212
Interest expenses	1,338	1,625	286	21.4	1,806
Losses on sales of securities	38,670	27,168	(11,501)	(29.7)	52,377
Devaluation losses on securities	423	18,487	18,064	4,269.1	720
Losses on redemption of securities	1	-	(1)	(100.0)	1
Losses from derivatives, net	31,305	18,056	(13,248)	(42.3)	35,992
Foreign exchange losses, net	4,675	4,295	(379)	(8.1)	6,119
Provision for reserve for possible loan losses	-	127	127	-	0
Write-off of loans	38	166	127	330.7	12
Depreciation of real estate for rent	3,710	4,289	578	15.6	5,201
Other investment expenses	8,668	12,212	3,543	40.9	12,979
Losses on separate accounts, net	-	26,284	26,284	-	-
Operating expenses	154,476	154,436	(40)	(0.0)	208,963
Other ordinary expenses	58,545	56,184	(2,360)	(4.0)	78,767
Ordinary profit	120,929	130,997	10,068	8.3	158,172
Extraordinary gains	484	5,385	4,900	1,010.9	2,281
Gains on disposal of fixed assets	19	5,340	5,320	26,823.1	1,324
Reversal of reserve for possible loan losses	383	-	(383)	(100.0)	-
Recoveries of bad debts previously written-off	81	41	(39)	(48.7)	194
Other extraordinary gains	-	3	3	-	763
Extraordinary losses	22,011	25,963	3,952	18.0	35,309
Losses on disposal of fixed assets	917	2,818	1,901	207.2	1,111
Impairment loss	1,899	302	(1,596)	(84.1)	1,899
Provision for reserve for price fluctuations	17,798	22,840	5,041	28.3	30,546
Headquarters removal costs	1,348	-	(1,348)	(100.0)	1,257
Other extraordinary losses	48	2	(45)	(95.0)	494
Provision for reserve for policyholder dividends	31,852	37,678	5,826	18.3	56,481
Income before income taxes	67,550	72,740	5,190	7.7	68,663
Current income taxes	37,925	45,188	7,263	19.2	50,665
Deferred income taxes	(10,371)	(10,032)	339	(3.3)	(20,909)
Minority interests	91	34	(57)	(62.7)	134
Net income	39,904	37,549	(2,354)	(5.9)	38,772

Unaudited Consolidated Condensed Statements of Changes in Net Assets

(Millions of yen)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance as of March 31, 2006	118,595	106,104	205,889	(322)	430,266
Changes in the period					
Dividends			(13,544)		(13,544)
Bonus to directors and corporate auditors			(216)		(216)
Net income			39,904		39,904
Acquisition of treasury stock				(137)	(137)
Disposal of treasury stock		2		4	6
Reversal of land revaluation			48		48
Net changes of items other than stockholders' equity					-
Total changes in the period	-	2	26,191	(132)	26,061
Balance as of December 31, 2006	118,595	106,106	232,081	(455)	456,328

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total		
Balance as of March 31, 2006	697,511	-	(47,724)	44	649,831	1,514	1,081,613
Changes in the period							
Dividends							(13,544)
Bonus to directors and corporate auditors							(216)
Net income							39,904
Acquisition of treasury stock							(137)
Disposal of treasury stock							6
Reversal of land revaluation							48
Net changes of items other than stockholders' equity	(48,586)	610	(48)	(0)	(48,025)	51	(47,974)
Total changes in the period	(48,586)	610	(48)	(0)	(48,025)	51	(21,912)
Balance as of December 31, 2006	648,924	610	(47,773)	43	601,805	1,566	1,059,700

(Millions of yen)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance as of March 31, 2007	118,595	106,106	231,678	(496)	455,883
Changes in the period					
Dividends			(16,006)		(16,006)
Bonus to directors and corporate auditors					-
Net income			37,549		37,549
Acquisition of treasury stock				(136)	(136)
Disposal of treasury stock		0		9	10
Reversal of land revaluation			(625)		(625)
Net changes of items other than stockholders' equity					-
Total changes in the period	-	0	20,917	(126)	20,791
Balance as of December 31, 2007	118,595	106,107	252,596	(623)	476,675

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total		
Balance as of March 31, 2007	680,401	488	(48,501)	48	632,435	1,909	1,090,229
Changes in the period							
Dividends							(16,006)
Bonus to directors and corporate auditors							-
Net income							37,549
Acquisition of treasury stock							(136)
Disposal of treasury stock							10
Reversal of land revaluation							(625)
Net changes of items other than stockholders' equity	(159,516)	79	625	(17)	(158,829)	(31)	(158,860)
Total changes in the period	(159,516)	79	625	(17)	(158,829)	(31)	(138,068)
Balance as of December 31, 2007	520,884	567	(47,876)	30	473,606	1,878	952,160

(Millions of yen)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance as of March 31, 2006	118,595	106,104	205,889	(322)	430,266
Changes in the period					
Dividends			(13,544)		(13,544)
Bonus to directors and corporate auditors			(216)		(216)
Net income			38,772		38,772
Acquisition of treasury stock				(179)	(179)
Disposal of treasury stock		2		5	8
Reversal of land revaluation			777		777
Net changes of items other than stockholders' equity					-
Total changes in the period	-	2	25,788	(174)	25,616
Balance as of March 31, 2007	118,595	106,106	231,678	(496)	455,883

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total		
Balance as of March 31, 2006	697,511	-	(47,724)	44	649,831	1,514	1,081,613
Changes in the period							
Dividends							(13,544)
Bonus to directors and corporate auditors							(216)
Net income							38,772
Acquisition of treasury stock							(179)
Disposal of treasury stock							8
Reversal of land revaluation							777
Net changes of items other than stockholders' equity	(17,110)	488	(777)	4	(17,395)	394	(17,000)
Total changes in the period	(17,110)	488	(777)	4	(17,395)	394	8,616
Balance as of March 31, 2007	680,401	488	(48,501)	48	632,435	1,909	1,090,229

Unaudited Consolidated Condensed Statements of Cash Flows

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007
	Amount	Amount	Amount
Net cash provided by (used in) operating activities	58,350	(91,776)	144,312
Net cash provided by (used in) investing activities	199,125	(51,129)	246,362
Net cash used in financing activities	(1,679)	(3,735)	(1,648)
Effect of exchange rate changes on cash and cash equivalents	(4,835)	(4,614)	(6,384)
Net increase (decrease) in cash and cash equivalents	250,960	(151,255)	382,642
Cash and cash equivalents at beginning of period	834,403	1,217,045	834,403
Cash and cash equivalents at end of period	1,085,364	1,065,790	1,217,045

Unaudited Non-Consolidated Condensed Balance Sheets

(Millions of yen)

	As of December 31, 2006	As of December 31, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Current assets:					
Cash and deposits	19,445	1,161	(18,284)	(94.0)	17,477
Others	21,029	33,814	12,784	60.8	29,486
Total current assets	40,475	34,975	(5,499)	(13.6)	46,963
Fixed assets:					
Tangible fixed assets	139	124	(14)	(10.7)	135
Intangible fixed assets	4	11	6	147.9	12
Investments and other assets	572,812	584,981	12,169	2.1	584,904
Investments in subsidiaries	571,066	583,215	12,149	2.1	583,171
Others	1,746	1,766	19	1.1	1,733
Total fixed assets	572,956	585,117	12,161	2.1	585,052
Total assets	613,432	620,093	6,661	1.1	632,016
Liabilities:					
Current liabilities:					
Others	20,121	15,984	(4,136)	(20.6)	27,987
Total current liabilities	20,121	15,984	(4,136)	(20.6)	27,987
Fixed liabilities:					
Long-term loans	-	10,700	10,700	-	10,700
Reserve for directors' and corporate auditors' retirement benefits	229	339	109	47.8	252
Others	1,545	1,545	-	-	1,545
Total fixed liabilities	1,774	12,584	10,809	609.1	12,498
Total liabilities	21,896	28,569	6,672	30.5	40,485
Net assets:					
Stockholders' equity:					
Common stocks	118,595	118,595	-	-	118,595
Capital surplus	450,907	450,908	1	0.0	450,907
Retained earnings	22,488	22,644	156	0.7	22,524
Treasury stock	(455)	(623)	(168)	37.0	(496)
Total stockholders' equity	591,535	591,524	(11)	(0.0)	591,530
Total net assets	591,535	591,524	(11)	(0.0)	591,530
Total liabilities and net assets	613,432	620,093	6,661	1.1	632,016

Unaudited Non-Consolidated Condensed Statement of Operations

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
Operating income	15,676	18,517	2,841	% 18.1	16,399
Dividends on investments in subsidiaries	13,546	16,129	2,583	19.1	13,546
Fees and commissions received from subsidiaries	2,129	2,388	258	12.1	2,852
Operating expenses	1,990	2,214	223	11.2	2,596
General and administrative expenses	1,990	2,214	223	11.2	2,596
Operating profit	13,685	16,303	2,617	19.1	13,802
Non-operating income	27	74	47	174.4	43
Non-operating expenses	-	122	122	-	16
Ordinary profit	13,712	16,255	2,543	18.5	13,829
Extraordinary losses	127	-	(127)	(100.0)	127
Income before income taxes	13,584	16,255	2,670	19.7	13,702
Current income taxes	(11)	115	127	-	107
Deferred income taxes	44	13	(31)	(69.8)	6
Net income	13,552	16,126	2,574	19.0	13,588

Unaudited Non-Consolidated Condensed Statements of Changes in Net Assets

(Millions of yen)

	Stockholders' equity					Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	
Balance as of March 31, 2006	118,595	450,905	22,520	(322)	591,698	591,698
Changes in the period						
Dividends			(13,544)		(13,544)	(13,544)
Bonus to directors and corporate auditors			(39)		(39)	(39)
Net income			13,552		13,552	13,552
Acquisition of treasury stock				(137)	(137)	(137)
Disposal of treasury stock		2		4	6	6
Total changes in the period	-	2	(32)	(132)	(162)	(162)
Balance as of December 31, 2006	118,595	450,907	22,488	(455)	591,535	591,535

(Millions of yen)

	Stockholders' equity					Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	
Balance as of March 31, 2007	118,595	450,907	22,524	(496)	591,530	591,530
Changes in the period						
Dividends			(16,006)		(16,006)	(16,006)
Bonus to directors and corporate auditors					-	-
Net income			16,126		16,126	16,126
Acquisition of treasury stock				(136)	(136)	(136)
Disposal of treasury stock		0		9	10	10
Total changes in the period	-	0	119	(126)	(5)	(5)
Balance as of December 31, 2007	118,595	450,908	22,644	(623)	591,524	591,524

(Millions of yen)

	Stockholders' equity					Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	
Balance as of March 31, 2006	118,595	450,905	22,520	(322)	591,698	591,698
Changes in the period						
Dividends			(13,544)		(13,544)	(13,544)
Bonus to directors and corporate auditors			(39)		(39)	(39)
Net income			13,588		13,588	13,588
Acquisition of treasury stock				(179)	(179)	(179)
Disposal of treasury stock		2		5	8	8
Total changes in the period	-	2	3	(174)	(167)	(167)
Balance as of March 31, 2007	118,595	450,907	22,524	(496)	591,530	591,530

Financial Data of the Three Life Insurance Companies for the Nine Months Ended December 31, 2007

1. Sales Results (Individual insurance and annuities) (Billions of yen)

Nine Months Ended December 31 2007	Total (Sum of three companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New policy amount	4,975.2	(8.7%)	1,186.1	(35.2%)	3,710.9	5.6%	78.1	(26.6%)
Surrender and lapse amount	3,910.6	(6.7%)	1,032.2	(10.6%)	2,748.3	(3.3%)	130.0	(33.6%)
Surrender and lapse rate			5.85%	(0.71points)	6.92%	(0.18points)	5.15%	(2.20points)
Policy amount in force	59,689.4	(0.9%)	17,341.4	(2.7%)	39,986.7	0.2%	2,361.2	(6.1%)
Annualized premiums of new policies	93.7	(13.9%)	25.7	(13.1%)	57.2	(13.4%)	10.6	(18.4%)
3rd sector products	10.7	(23.0%)	7.5	(30.3%)	3.1	2.6%	-	(100.0%)
Annualized premiums of total policies	1,434.5	(0.9%)	643.7	(4.1%)	692.0	(0.0%)	98.7	18.3%
3rd sector products	175.2	(1.7%)	111.5	(0.7%)	57.4	(2.7%)	6.2	(10.3%)

Notes:

1. New policy amount includes an increase from conversion.

2. Surrender and lapse rate is not annualized.

3. % Change is presented in comparison with the same term of the previous fiscal year (hereinafter, same if not mentioned otherwise).

4. Changes in policy amount in force from the previous fiscal year-end: Total: (0.4%); Taiyo Life: (1.7%); Daido Life: 0.6%; T&D Financial Life: (6.4%)

2. Summary of Operations (Billions of yen)

Nine Months Ended December 31, 2007	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary revenues	1,725.6	1.3%	775.5	(0.9%)	832.6	4.2%	126.7	(25.7%)
Income from insurance premiums and others	1,230.9	(8.8%)	491.2	(10.7%)	628.4	(2.8%)	111.1	(27.4%)
Investment income	296.0	(2.6%)	158.6	(3.9%)	131.8	(0.0%)	8.1	(29.3%)
Ordinary expenses	1,594.6	0.8%	726.6	(1.1%)	746.3	4.4%	133.3	(25.5%)
Insurance claims and other payments	1,270.6	1.9%	586.5	(1.8%)	610.3	5.9%	73.8	0.5%
Investment expenses	112.7	26.9%	52.2	1.8%	37.6	2.8%	22.8	473.9%
Ordinary profit (losses)	130.9	8.3%	48.8	1.9%	86.2	2.7%	(6.6)	(23.2%)
Extraordinary gains	5.3	1,010.9%	0.2	446.2%	5.0	1,002.5%	-	(100.0%)
Extraordinary losses	25.9	18.0%	15.9	72.6%	9.9	(16.6%)	0.0	(98.2%)
Provision for reserve for policyholder dividends	37.6	18.3%	10.4	(3.9%)	27.1	34.6%	0.1	(83.3%)
Income (loss) before income taxes	72.7	7.7%	22.7	(18.5%)	54.2	3.6%	(6.7)	(34.9%)
Income taxes	35.1	27.6%	10.5	(1.6%)	24.6	22.4%	(2.0)	(34.8%)
Net income (loss)	37.5	(5.9%)	12.1	(29.0%)	29.5	(8.2%)	(4.7)	(35.0%)

Notes:

1. Income taxes include current income taxes and deferred income taxes.

2. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures. Simple sum of all three companies' income from insurance premiums and others is 1,230.9 billion yen.

3. Key Indicators (Billions of yen)

Nine Months Ended December 31, 2007	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core profit	119.7	3.3%	39.2	4.1%	87.8	8.2%	(7.3)	151.2%
Amount of negative spread			15.5	(6.3)	(Note) -	-	3.0	(0.1)

Note: Daido Life has a positive spread of 4.3 billion yen.

As of December 31, 2007	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Solvency margin ratio			1,086.5%	(13.9points)	1,218.3%	(102.3points)	1,024.1%	(165.6points)
Adjusted net asset	1,838.6	(169.1)	802.1	(32.5)	971.6	(138.0)	64.8	1.3
Net unrealized gains on securities	823.7	(221.5)	451.1	(48.5)	372.0	(174.3)	0.6	1.3
Domestic bonds	64.9	39.0	40.3	32.0	24.0	5.3	0.5	1.6
Domestic stocks	521.3	(152.8)	348.0	(77.6)	173.3	(75.1)	-	-
Foreign securities	67.7	3.9	63.7	9.8	4.0	(5.8)	(0.0)	(0.0)
Other securities	150.4	(101.9)	(2.3)	(15.2)	152.7	(86.5)	0.0	(0.1)
Monetary trusts	14.7	(15.0)	-	-	14.7	(15.0)	-	-
Net unrealized gains on real estate	27.8	(0.9)	12.8	1.2	14.9	(2.1)	-	-

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. Taiyo Life's net unrealized gains on real estate is calculated based on the appraisal price and the posted price.

3. Daido Life's net unrealized gains on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

4. Adjusted book value on EV (Embedded Value) are as follows: sum of three companies, 1,176.7 billion yen (down 122.0 billion yen from the previous fical year end); Taiyo Life, 520.6 billion yen (down 34.2 billion yen); Daido Life, 616.5 billion yen (down 85.4 billion yen); T&D Financial Life, 39.6 billion yen (down 2.4 billion yen). Calculating method of adjusted book value on EV is as follows:

Adjusted book value on EV = total net assets (excluding valuation gains/losses and translation adjustment)

+ quasi-equity liabilities (reserve for price fluctuations, contingency reserve, and unallocated portion of reserve for policyholder dividends)

+ general reserve for possible loan losses (after-tax)

+ net unrealized gains/losses on securities

(after-tax, excluding net unrealized gains/losses on yen denominated bonds, and including gains/losses on derivative transactions)

+ net unrealized gains/losses on real estate (after-tax)

- deferred tax assets for quasi-equity liabilities

(Reference)

Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

The earnings forecasts for the year ending March 31, 2008 have not been changed from those announced on May 17, 2007.

1. T&D Holdings (Consolidated)

(Billions of yen)

	Year Ended March 31, 2007	Forecast for the Year Ending March 31, 2008	Percentage of Change (%)
Ordinary revenues	2,286.0	2,180	(4.6%)
Ordinary profit	158.1	130	(17.8%)
Net income	38.7	37	(4.6%)

Projected annual dividend per share for the year ending March 31, 2008 is 65.00 yen.

2. Three Life Insurance Companies (Non-consolidated Basis)

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues	900	990	350
% change	(11.1%)	(6.8%)	31.5%
Ordinary profit (loss)	52	93	(20)
% change	0.7%	(23.3%)	47.8%
Net income (loss)	12	37	(14)
% change	(10.6%)	(14.3%)	30.6%

Note: "% change" represents the change from the year ended March 31, 2007.

(Billions of yen)

	Sum of Three Companies	Taiyo Life	Daido Life	T&D Financial Life
Core Profit	160	56	115	(11)
% change	(7.7%)	3.7%	(8.6%)	70.4%
Income from Insurance Premiums	1,660	640	850	170
% change	(8.4%)	(9.3%)	(1.8%)	(29.4%)
Negative Spread		23	3	4
% change		(6.7%)	-	(2.9%)
New Policy Amount	6,000	1,530	4,350	120
% change	(9.6%)	(28.1%)	0.5%	(33.2%)
Policy Amount in Force	59,300	17,190	39,770	2,340
% change	(1.0%)	(2.6%)	0.1%	(7.3%)
Surrender and Lapse Rate		8.0%	8.5%	7.6%
change		(0.55 points)	(0.54 points)	(1.51 points)

Notes:

1. These figures are those announced on November 15, 2007.

2. "% Change" represents the change from the year ended March 31, 2007.

3. Policy amount in force, new policy amount and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.

4. Regarding negative spread, Daido Life has a positive spread of 8.3 billion yen for the year ended March 31, 2007.

The above forecasts for the year ending March 31, 2008 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the nine months ended December 31, 2007)

February 14, 2008

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2007 (April 1, 2007 – December 31, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Nine months ended December 31, 2007	¥775,521 million	(0.9)	¥48,830 million	1.9	¥39,265 million	4.1	¥12,187 million	(29.0)
Nine months ended December 31, 2006	¥782,623 million	(5.6)	¥47,919 million	45.4	¥37,734 million	44.7	¥17,170 million	348.8
Year ended March 31, 2007	¥1,012,017million	-	¥51,662 million	-	¥53,984 million	-	¥13,416 million	-

	Net Income per Share
Nine months ended December 31, 2007	¥8,125.01
Nine months ended December 31, 2006	¥11,446.67
Year ended March 31, 2007	¥8,944.39

Notes:

1. Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.

2. % changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of December 31, 2007	¥6,385,361 million	¥386,783 million	6.1%	¥257,855.40
As of December 31, 2006	¥6,532,338 million	¥411,223 million	6.3%	¥274,148.71
As of March 31, 2007	¥6,552,504 million	¥430,592 million	6.6%	¥287,061.52

2. Forecast for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

Taiyo Life's forecast is omitted. Please refer to T&D Holdings' *"Forecast for the Year Ending March 31, 2008"* section in this material *"Financial Summary for the Nine Months Ended December 31, 2007"*.

3. Others

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: None
(3) Number of Outstanding Shares (Common Stock):

1. Number of outstanding shares including treasury stock at the end of the term: as of December 31, 2007:1,500,000; as of December 31, 2006: 1,500,000; as of March 31, 2007: 1,500,000
2. Number of treasury stock at the end of the term: None
3. Average number of outstanding shares during the term: for the nine months ended December 31, 2007: 1,500,000; for the nine months ended December 31, 2006: 1,500,000; for the fiscal year ended March 31, 2007: 1,500,000

Taiyo Life Unaudited Non-Consolidated Condensed Balance Sheets

(Millions of yen)

	As of December 31, 2006	As of December 31, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	40,969	55,222	14,253	34.8	30,965
Cash	945	636	(309)	(32.7)	1,040
Deposit	40,023	54,586	14,562	36.4	29,925
Call loans	138,000	124,900	(13,100)	(9.5)	170,800
Monetary claims purchased	147,035	159,172	12,137	8.3	155,228
Securities	4,493,393	4,354,196	(139,197)	(3.1)	4,485,211
Government bonds	812,283	1,088,475	276,192	34.0	910,444
Municipal bonds	601,177	459,815	(141,361)	(23.5)	535,207
Corporate bonds	1,301,350	978,043	(323,306)	(24.8)	1,182,805
Domestic stocks	839,888	749,466	(90,421)	(10.8)	873,267
Foreign securities	832,944	967,588	134,643	16.2	865,958
Other securities	105,749	110,806	5,056	4.8	117,528
Loans	1,502,921	1,480,730	(22,190)	(1.5)	1,502,246
Policy loans	105,755	101,642	(4,113)	(3.9)	105,316
Commercial loans	1,397,165	1,379,088	(18,077)	(1.3)	1,396,930
Tangible fixed assets	165,344	162,710	(2,633)	(1.6)	163,456
Land	99,719	98,867	(852)	(0.9)	98,452
Buildings	65,168	63,436	(1,731)	(2.7)	64,558
Construction in progress	-	-	-	-	3
Other tangible fixed assets	455	406	(49)	(10.9)	441
Intangible fixed assets	9,560	9,893	333	3.5	9,619
Software	9,093	9,461	368	4.0	9,157
Other intangible fixed assets	466	431	(35)	(7.5)	462
Due from reinsurers	157	60	(96)	(61.5)	19
Other assets	36,595	41,036	4,440	12.1	37,321
Accounts receivable	3,050	6,425	3,375	110.6	4,066
Prepaid expenses	1,644	1,820	175	10.7	738
Accrued income	25,274	24,192	(1,081)	(4.3)	25,471
Deposit for rent	851	907	56	6.7	849
Derivatives	483	2,008	1,524	314.9	1,233
Suspense payable	2,178	2,476	297	13.7	1,853
Other assets	3,112	3,204	91	3.0	3,107
Reserve for possible loan losses	(1,640)	(2,562)	(922)	56.2	(2,364)
Total assets	6,532,338	6,385,361	(146,976)	(2.2)	6,552,504

(Millions of yen)

	As of December 31, 2006	As of December 31, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Liabilities:				%	
Policy reserves	5,851,960	5,730,043	(121,917)	(2.1)	5,836,539
Reserve for outstanding claims	20,761	20,914	152	0.7	22,121
Policy reserve	5,765,566	5,648,804	(116,762)	(2.0)	5,751,111
Reserve for policyholder dividends	65,632	60,324	(5,307)	(8.1)	63,306
Due to reinsurers	100	91	(9)	(9.1)	36
Subordinated bond	20,000	20,000	-	-	20,000
Other liabilities	75,284	75,566	282	0.4	74,626
Subordinated payable	35,000	35,000	-	-	35,000
Income taxes payable	2,518	1,212	(1,306)	(51.9)	2,817
Accounts payable	11,387	12,224	837	7.4	11,976
Accrued expenses	7,018	6,714	(303)	(4.3)	10,598
Unearned income	610	626	15	2.5	630
Deposit received	1,494	1,522	27	1.9	727
Guarantee deposits	6,502	6,513	11	0.2	6,558
Derivatives	9,091	10,505	1,414	15.6	5,508
Suspense receipt	1,658	1,244	(414)	(25.0)	806
Other liabilities	3	3	-	-	3
Reserve for bonus to directors and corporate auditors	30	31	0	1.8	40
Reserve for employees' retirement benefits	31,962	32,107	145	0.5	31,718
Reserve for directors' and corporate auditors' retirement benefits	1,462	1,691	228	15.6	1,481
Reserve for price fluctuations	33,577	58,136	24,558	73.1	42,563
Deferred tax liabilities	95,536	70,122	(25,413)	(26.6)	104,118
Deferred tax liabilities on land revaluation	11,198	10,787	(411)	(3.7)	10,787
Total liabilities	6,121,115	5,998,578	(122,536)	(2.0)	6,121,912
Net Assets:					
Common stock	37,500	37,500	-	-	37,500
Capital surplus	37,500	37,500	-	-	37,500
Retained earnings	88,909	91,338	2,429	2.7	85,884
Other retained earnings	88,909	91,338	2,429	2.7	85,884
Provision for advanced depreciation on real estate	625	600	(25)	(4.0)	611
General reserve	40,000	40,000	-	-	40,000
Unappropriated retained earnings	48,284	50,738	2,454	5.1	45,273
Total stockholders' equity	163,909	166,338	2,429	1.5	160,884
Net unrealized gains on securities	295,411	268,517	(26,893)	(9.1)	318,499
Gains on deferred hedge	(324)	(197)	127	(39.2)	(290)
Land revaluation	(47,773)	(47,876)	(102)	0.2	(48,501)
Total valuation and translation adjustments	247,313	220,444	(26,869)	(10.9)	269,707
Total net assets	411,223	386,783	(24,439)	(5.9)	430,592
Total liabilities and net assets	6,532,338	6,385,361	(146,976)	(2.2)	6,552,504

Taiyo Life Unaudited Non-Consolidated Condensed Statements of Operations

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	782,623	775,521	(7,101)	(0.9)	1,012,017
Income from insurance premiums	550,084	491,269	(58,814)	(10.7)	705,582
Insurance premiums	549,806	491,161	(58,644)	(10.7)	705,293
Ceded reinsurance recoveries	278	108	(170)	(61.1)	289
Investment income	165,139	158,683	(6,456)	(3.9)	211,893
Interest, dividends and income from real estate for rent	99,691	103,419	3,728	3.7	137,257
Interest income from deposits	84	156	72	85.9	127
Interest income and dividends from securities	66,152	71,270	5,118	7.7	93,403
Interest income from loans	22,880	22,947	66	0.3	30,279
Interest from real estate for rent	5,521	5,882	361	6.5	7,423
Other income from interest and dividends	5,052	3,162	(1,889)	(37.4)	6,023
Gains from monetary trust, net	0	-	(0)	(100.0)	0
Gains on sales of securities	65,087	54,861	(10,226)	(15.7)	74,223
Foreign exchange gains, net	-	141	141	-	-
Other investment income	108	261	152	141.2	155
Gains on separate account, net	252	-	(252)	(100.0)	256
Other ordinary income	67,399	125,568	58,168	86.3	94,541
Income related to withheld insurance claims and other payments for future annuity payments	614	199	(414)	(67.5)	705
Income due to withheld insurance payments	18,896	20,131	1,234	6.5	30,808
Reversal of reserve for outstanding claims	-	1,206	1,206	-	-
Reversal of policy reserve	45,563	102,307	56,743	124.5	60,018
Reversal of reserve for employees' retirement benefits	565	-	(565)	(100.0)	809
Other ordinary income	1,759	1,723	(35)	(2.0)	2,199
Ordinary expenses	734,704	726,690	(8,013)	(1.1)	960,354
Insurance claims and other payments	597,141	586,533	(10,608)	(1.8)	772,881
Insurance claims	302,328	253,076	(49,252)	(16.3)	383,215
Annuity payments	100,941	109,682	8,741	8.7	128,527
Insurance benefits	74,561	75,914	1,353	1.8	105,102
Surrender payments	72,930	76,262	3,331	4.6	95,662
Other payments	46,145	71,383	25,238	54.7	60,111
Reinsurance premiums	233	213	(20)	(8.7)	262
Provision for policy and other reserves	349	78	(271)	(77.6)	1,731
Provision for reserve for outstanding claims	283	-	(283)	(100.0)	1,643
Interest portion of reserve for policyholder dividends	65	78	12	19.0	87
Investment expenses	51,288	52,220	932	1.8	70,357
Interest expenses	1,221	1,271	49	4.1	1,624
Losses on sales of securities	32,123	23,046	(9,076)	(28.3)	45,329
Devaluation losses on securities	22	7,152	7,129	31,252.5	99
Losses from derivatives, net	12,844	16,155	3,311	25.8	15,668
Foreign exchange losses, net	304	-	(304)	(100.0)	422
Provision for reserve for possible loan losses	-	198	198	-	684
Write-off of loans	10	15	4	43.6	-
Depreciation of real estate for rent	1,851	1,817	(34)	(1.8)	2,485
Other investment expenses	2,911	2,481	(429)	(14.8)	4,044
Losses on separate account, net	-	84	84	-	-
Operating expenses	59,115	57,492	(1,623)	(2.7)	78,811
Other ordinary expenses	26,809	30,365	3,556	13.3	36,572
Payments related to withheld insurance claims	17,712	20,256	2,544	14.4	24,496
Taxes	3,704	3,545	(159)	(4.3)	4,868
Depreciation	3,939	3,709	(230)	(5.8)	5,199
Provision for reserve for employees' retirement benefits	-	389	389	-	-
Other ordinary losses	1,452	2,465	1,012	69.7	2,007
Ordinary profit	47,919	48,830	911	1.9	51,662

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
Extraordinary gains	51	282	230	446.2	3,971
Gains on disposal of fixed assets	12	282	270	2,242.7	1,315
Reversal of reserve for possible loan losses	39	-	(39)	(100.0)	-
Recoveries of bad debts previously written-off	0	0	0	8.4	11
Gains on sales of stocks of affiliated companies	-	-	-	-	2,644
Extraordinary losses	9,255	15,977	6,721	72.6	18,611
Losses on disposal of fixed assets	93	101	8	8.6	142
Impairment loss	1,373	302	(1,070)	(78.0)	1,373
Provision for reserve for price fluctuations	7,518	15,573	8,055	107.1	16,503
Headquarters removal costs	271	-	(271)	(100.0)	274
Other extraordinary losses	-	-	-	-	316
Provision for reserve for policyholder dividends	10,828	10,403	(425)	(3.9)	15,040
Income before income taxes	27,886	22,732	(5,153)	(18.5)	21,983
Current income taxes	16,042	16,001	(41)	(0.3)	17,824
Deferred income taxes	(5,326)	(5,456)	(130)	2.4	(9,258)
Net income	17,170	12,187	(4,982)	(29.0)	13,416

Supplementary Materials for the Nine Months Ended December 31, 2007

Business Highlights

Business Highlights

(1) Policy Amount in Force and New Policy Amount

a) Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of December 31, 2006				As of December 31, 2007				As of March 31, 2007	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	3,218	93.8	139,669	103.0	3,019	93.8	136,053	97.4	3,163	138,203
Individual annuities	1,323	95.7	38,635	95.0	1,289	97.4	37,361	96.7	1,312	38,241
Sub total	4,542	94.4	178,304	101.2	4,309	94.9	173,414	97.3	4,476	176,445
Group insurance	-	-	101,110	96.5	-	-	103,749	102.6	-	101,102
Group annuities	-	-	7,942	107.6	-	-	7,609	95.8	-	7,917

Notes: 1. The policy amounts in force for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

b) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Nine months ended December 31, 2006					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	223	90.1	18,169	76.5	13,120	5,049
Individual annuities	10	407.7	132	-	279	(146)
Sub total	234	93.4	18,302	77.7	13,399	4,902
Group insurance	-	-	389	88.3	389	-
Group annuities	-	-	-	-	-	-

(Number: Thousands, 100 Millions of yen, %)

Category	Nine months ended December 31, 2007					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	155	69.5	11,078	61.0	8,876	2,201
Individual annuities	32	305.9	783	591.3	846	(63)
Sub total	187	80.1	11,861	64.8	9,723	2,138
Group insurance	-	-	690	177.0	690	-
Group annuities	-	-	0	-	0	-

(Number: Thousands, 100 Millions of yen, %)

Category	Year ended March 31, 2007					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	271	87.4	21,070	73.6	15,440	5,630
Individual annuities	14	408.9	203	-	372	(169)
Sub total	285	91.0	21,273	75.0	15,812	5,460
Group insurance	-	-	510	39.4	510	-
Group annuities	-	-	0	3.9	0	-

Notes: 1. The number of new policies includes increase from conversion.

2. New policy amount for individual annuity is equal to the accumulated annuity capital at the time when annuity payments are to commence.

3. New policy amount for group annuity is equal to the initial premium payments.

(2) Annualized Premiums
a) Policies in Force

(Millions of yen, %)

Category	As of December 31, 2006		As of December 31, 2007		As of March 31, 2007	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance	466,068	94.0	438,067	94.0	458,215	94.0
Individual annuities	205,230	98.1	205,712	100.2	204,601	98.5
Total	671,298	95.2	643,779	95.9	662,816	95.3
3rd sector products, included	112,354	102.9	111,579	99.3	112,107	102.4

b) New Policies

(Millions of yen, %)

Category	Nine months ended December 31, 2006		Nine months ended December 31, 2007		Year ended March 31, 2007	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance	27,895	81.3	19,845	71.1	34,139	80.5
Individual annuities	1,738	-	5,910	339.9	2,462	-
Total	29,634	88.0	25,755	86.9	36,601	87.7
3rd sector products, included	10,813	94.7	7,537	69.7	13,129	92.1

Notes: 1. The new policies include net increase from conversion.
2. The amounts are calculated by multiplying monthly premium by 12, and dividing single premium by the period of insurance.
3. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(3) Policy Amount by Dividend Type (Individual insurance and annuities)
a) Policy Amount in Force

(100 Millions of yen, %)

Category	As of December 31, 2006		As of December 31, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	64,717	36.3	56,824	32.8	62,904	35.7
Semi-participating	41,471	23.3	41,284	23.8	41,238	23.4
Non-participating	72,116	40.4	75,306	43.4	72,302	41.0
Total	178,304	100.0	173,414	100.0	176,445	100.0

b) New Policy Amount

(100 Millions of yen, %)

Category	Nine months ended December 31, 2006		Nine months ended December 31, 2007		Year ended March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	2	0.0	1	0.0	2	0.0
Semi-participating	1,983	14.8	2,032	20.9	2,449	15.5
Non-participating	11,413	85.2	7,689	79.1	13,361	84.5
Total	13,399	100.0	9,723	100.0	15,812	100.0

Notes: 1. Semi-participating policies only pay dividends related to investment every five years.
2. The new policy amounts do not include net increase from conversion.

(4) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Nine months ended December 31, 2006				Nine months ended December 31, 2007				Year ended March 31, 2007	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	129	88.1	11,031	93.3	116	90.2	9,889	89.6	168	14,379
Individual annuities	17	79.7	510	80.1	14	83.6	433	84.9	22	659
Total	146	87.0	11,541	92.6	130	89.5	10,322	89.4	190	15,038

(5) Surrender and Lapse Rate

(%)

Category	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007
Individual insurance	8.13	7.16	10.59
Individual annuities	1.27	1.13	1.64
Total	6.56	5.85	8.55

Note: The rates are not annualized.

(6) Reconciliation to Core Profit and Ordinary Profit

a) Reconciliation to Core Profit

(Millions of yen)

Category	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007
Core Revenues	727,133	719,583	952,099
Income from Insurance Premiums	550,084	491,269	705,582
Insurance premiums	549,806	491,161	705,293
Ceded reinsurance recoveries	278	108	289
Investment Income	100,051	103,680	137,670
Interest, dividends and income from real estate for rent	99,691	103,419	137,257
Other investment income	108	261	155
Gains on separate accounts, net	252	-	256
Other Ordinary Income	76,996	124,632	108,846
Income related to withheld insurance claims and other payments for future annuity payments	614	199	705
Income due to withheld insurance payments	18,896	20,131	30,808
Reversal of reserve for outstanding claims	-	1,206	-
Reversal of policy reserves (except contingency reserve)	55,161	101,371	74,323
Reversal of reserve for employees' retirement benefits	565	-	809
Other ordinary income	1,759	1,723	2,199
Other Core Revenues	0	-	0
Core Expenses	689,399	680,317	898,114
Insurance Claims and Other Payments	597,141	586,533	772,881
Insurance claims	302,328	253,076	383,215
Annuity payments	100,941	109,682	128,527
Insurance benefits	74,561	75,914	105,102
Surrender payments	72,930	76,262	95,662
Other payments	46,145	71,383	60,111
Reinsurance payments	233	213	262
Provision for Policy and Other Reserves	349	78	1,731
Investment Expenses	5,983	5,848	8,117
Interest expenses	1,221	1,271	1,624
Provision for general reserve for possible loan losses	-	194	(35)
Depreciation of real estate for rent	1,851	1,817	2,485
Other investment expenses	2,911	2,481	4,044
Losses on separate accounts, net	-	84	-
Operating Expenses	59,115	57,492	78,811
Other Ordinary Expenses	26,809	30,365	36,572
Payments related to withheld insurance claims	17,712	20,256	24,496
Taxes	3,704	3,545	4,868
Depreciation	3,939	3,709	5,199
Provision for reserve for employees' retirement benefits	-	389	-
Other ordinary expenses	1,452	2,465	2,007
Other Core Expenses	-	-	-

Core Profit	37,734	39,265	53,984

b) Reconciliation to Ordinary Profit

(Millions of yen)

Category	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007
Core profit (A)	37,734	39,265	53,984
Capital gains	65,087	55,002	74,223
Gains from monetary trusts, net	-	-	-
Gains on investments in trading securities, net	-	-	-
Gains on sale of securities	65,087	54,861	74,223
Gains from derivatives, net	-	-	-
Foreign exchange gains, net	-	141	-
Others	-	-	-
Capital losses	45,294	46,354	61,520
Losses from monetary trusts, net	-	-	-
Losses on investments in trading securities, net	-	-	-
Losses on sale of securities	32,123	23,046	45,329
Devaluation losses on securities	22	7,152	99
Losses from derivatives, net	12,844	16,155	15,668
Foreign exchange losses, net	304	-	422
Others	-	-	-
Total capital gains/losses (B)	19,793	8,648	12,703
Core profit reflecting capital gains/losses (A) + (B)	57,527	47,913	66,687
Other one-time gains	-	935	-
Ceding reinsurance recoveries	-	-	-
Reversal of contingency reserve	-	935	-
Others	-	-	-
Other one-time losses	9,608	18	15,024
Reinsurance premiums	-	-	-
Provision for contingency reserve	9,597	-	14,304
Provision for specific reserve for possible loan losses	-	3	720
Provision for specific reserve for loans to refinancing countries	-	-	-
Write-off of loans	10	15	-
Others	-	-	-
Other one-time gains/losses (C)	(9,608)	917	(15,024)
Ordinary profit (A) + (B) + (C)	47,919	48,830	51,662

Notes: 1. As regards nine months ended December 31, 2006, income gains of 0 million yen were included in core profit rather than in gains from monetary trusts, net.

2. As regards year ended March 31, 2007, income gains of 0 million yen were included in core profit rather than in gains from monetary trusts, net.

(7) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category		Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007
Amount of negative spread		21,921	15,579	24,638
Investment yield on core profit (annualized)		2.22%	2.35%	2.30%
Average assumed investment yield (annualized)		2.74%	2.73%	2.74%
	Individual insurance and annuities, included	2.98%	2.96%	2.98%
Policy reserve in general account		5,653,698	5,557,628	5,625,033

Notes: 1. *Method of calculating negative spread:*
(Investment yield on core profit [1.76%] - Average assumed investment yield [2.04%])
x Policy reserve in general account [5,557.6] billion yen
2. *Investment yield on core profit and average assumed investment yield as in the note 1 above are not annualized.*
3. *"Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.*
4. *Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.*
5. *Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:*
Hardy method: (Policy reserve at the beginning of fiscal year + Policy reserve at the end of fiscal year - Assumed interests) x (1/2)

(8) Solvency Margin Ratio

(Millions of yen)

Items		As of December 31, 2006	As of December 31, 2007	As of March 31, 2007
Total solvency margin	(A)	846,349	846,246	895,485
Net assets (less certain items)		159,453	161,984	154,776
Reserve for price fluctuations		33,577	58,136	42,563
Contingency reserve		80,842	84,613	85,549
Reserve for possible loan losses		1,437	1,642	1,447
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		416,072	377,010	447,726
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(40,352)	(24,223)	(26,065)
Excess of amount of policy surrender payment		63,579	54,434	61,285
Unallotted portion of reserve for policyholder dividends		22,688	21,747	21,374
Future profits		6,339	6,757	6,757
Deferred tax assets		47,711	49,141	45,069
Subordinated debt		55,000	55,000	55,000
Deductible items		-	-	-
Total risk $\sqrt{(R_1+R_8)^2+(R_2+R_3+R_7)^2}+R_4$ (B)		163,160	155,770	162,744
Insurance risk	R_1	37,077	27,401	37,068
Assumed investment yield risk	R_2	23,857	23,068	23,727
Investment risk	R_3	131,071	124,836	130,785
Business risk	R_4	3,840	3,666	3,831
Minimum guarantee risk	R_7	16	16	16
3rd sector insurance risk	R_8	-	8,019	-
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		1,037.4%	1,086.5%	1,100.4%

Notes: 1. Figures were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures and considered appropriate by the Company.

2. "Net assets (less certain items)" represents net assets on the balance sheet less total valuation and translation adjustments, and estimated appropriation paid in cash.

3. The figures of "minimum guarantee risks" were calculated on the basis of the regulatory standard.

4. "3rd sector insurance risk" is separated from "insurance risk" since the fiscal year ending March 31, 2008 according to the FSA regulation.

(9) Adjusted Net Assets

(Millions of yen)

Item	As of December 31, 2006	As of December 31, 2007	As of March 31, 2007
Adjusted net assets	764,524	802,122	834,661

Note: Adjusted net assets are calculated based on the regulatory standard.

(10) Assets Composition (General Account Assets)

(Millions of yen, %)

Category	As of December 31, 2006		As of December 31, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	178,717	2.7	179,879	2.8	201,562	3.1
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	147,035	2.3	159,172	2.5	155,228	2.4
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	-	-	-	-	-	-
Securities	4,486,843	68.8	4,347,762	68.2	4,478,636	68.4
Domestic bonds	2,712,882	41.6	2,524,461	39.6	2,626,478	40.1
Domestic stocks	837,529	12.8	747,236	11.7	870,930	13.3
Foreign securities	830,680	12.7	965,257	15.1	863,699	13.2
Bonds	531,848	8.2	609,017	9.5	581,817	8.9
Stock, etc.	298,832	4.6	356,239	5.6	281,882	4.3
Other securities	105,749	1.6	110,806	1.7	117,528	1.8
Loans	1,502,921	23.0	1,480,730	23.2	1,502,246	23.0
Policy loans	105,755	1.6	101,642	1.6	105,316	1.6
Commercial loans	1,397,165	21.4	1,379,088	21.6	1,396,930	21.3
Property and equipment	164,888	2.5	162,304	2.5	163,014	2.5
Deferred tax assets	-	-	-	-	-	-
Deferred tax assets concerning revaluation	-	-	-	-	-	-
Other assets	46,744	0.7	51,371	0.8	47,359	0.7
Reserve for possible loan losses	(1,640)	(0.0)	(2,562)	(0.0)	(2,364)	(0.0)
Total	6,525,511	100.0	6,378,660	100.0	6,545,684	100.0
Foreign currency denominated assets included	733,101	11.2	822,715	12.9	776,976	11.9

(11) Fair Value Information on Securities and Others (General Account Assets)

a) Fair Value Information on Securities (with current fair value out of securities excluding trading securities)

(Millions of yen)

Category	As of December 31, 2006				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	361,256	356,814	(4,442)	1,337	5,779
Domestic bonds	230,474	227,103	(3,370)	967	4,338
Monetary claims purchased	125,782	124,710	(1,071)	369	1,440
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,729,428	1,723,371	(6,056)	7,730	13,786
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,950,101	2,412,408	462,307	476,547	14,240
Domestic bonds	750,148	752,980	2,831	6,481	3,649
Domestics stocks	424,852	815,797	390,944	398,498	7,553
Foreign securities	659,064	716,627	57,563	59,942	2,379
Bonds	512,699	531,848	19,148	20,603	1,455
Stock, etc.	146,364	184,779	38,414	39,338	924
Other securities	94,386	105,749	11,363	11,605	242
Money claims purchased	21,649	21,253	(396)	19	415
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,040,786	4,492,594	451,808	485,614	33,806
Domestic bonds	2,710,050	2,703,455	(6,595)	15,179	21,774
Domestic stocks	424,852	815,797	390,944	398,498	7,553
Foreign securities	659,064	716,627	57,563	59,942	2,379
Bonds	512,699	531,848	19,148	20,603	1,455
Stock, etc.	146,364	184,779	38,414	39,338	924
Other securities	94,386	105,749	11,363	11,605	242
Monetary claims purchased	147,432	145,964	(1,467)	388	1,856
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Securities and Exchange Law.

•The carrying value of securities without any current fair value is as follows:

(Millions of yen)

Category	As of December 31, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	6,993
Available-for-sale securities	128,797
Unlisted domestic stocks	14,739
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	114,058
Total	135,790

(Millions of yen)

Category	As of December 31, 2007				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	375,724	376,419	695	3,303	2,608
Domestic bonds	235,977	235,249	(728)	1,633	2,361
Monetary claims purchased	137,746	139,169	1,423	1,670	246
Certificates of deposit	2,000	2,000	0	0	-
Policy reserve matching bonds	1,607,302	1,639,765	32,462	32,544	81
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,982,964	2,400,931	417,967	439,412	21,444
Domestic bonds	672,612	681,181	8,568	8,854	285
Domestics stocks	382,210	730,222	348,012	354,315	6,303
Foreign securities	796,323	860,026	63,703	71,987	8,283
Bonds	592,635	609,017	16,381	18,988	2,606
Stock, etc.	203,687	251,009	47,321	52,999	5,677
Other securities	110,431	108,074	(2,357)	4,085	6,442
Money claims purchased	21,386	21,426	40	169	129
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,965,991	4,417,116	451,125	475,260	24,134
Domestic bonds	2,515,892	2,556,196	40,303	43,032	2,728
Domestic stocks	382,210	730,222	348,012	354,315	6,303
Foreign securities	796,323	860,026	63,703	71,987	8,283
Bonds	592,635	609,017	16,381	18,988	2,606
Stock, etc.	203,687	251,009	47,321	52,999	5,677
Other securities	110,431	108,074	(2,357)	4,085	6,442
Monetary claims purchased	159,132	160,596	1,463	1,839	375
Certificates of deposit	2,000	2,000	0	0	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Financial Instruments and Exchange Law.

*The carrying value of securities without any current fair value is as follows:

(Millions of yen)

Category	As of December 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,680
Available-for-sale securities	119,362
Unlisted domestic stocks	12,333
Unlisted foreign stocks	4,061
Unlisted foreign bonds	-
Others	102,968
Total	124,043

(Millions of yen)

Category	As of March 31, 2007				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	367,982	364,727	(3,255)	1,709	4,964
Domestic bonds	230,062	227,468	(2,594)	1,225	3,820
Monetary claims purchased	132,920	132,259	(661)	483	1,144
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,654,986	1,660,914	5,927	10,391	4,463
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,011,945	2,508,936	496,990	504,915	7,924
Domestic bonds	736,526	741,429	4,902	6,553	1,650
Domestics stocks	428,171	853,871	425,699	429,036	3,336
Foreign securities	719,991	773,799	53,807	55,795	1,987
Bonds	563,924	581,817	17,893	18,747	854
Stock, etc.	156,067	191,981	35,914	37,047	1,133
Other securities	104,600	117,528	12,927	13,506	579
Money claims purchased	22,654	22,307	(346)	23	370
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,034,914	4,534,577	499,662	517,015	17,353
Domestic bonds	2,621,575	2,629,811	8,236	18,170	9,934
Domestic stocks	428,171	853,871	425,699	429,036	3,336
Foreign securities	719,991	773,799	53,807	55,795	1,987
Bonds	563,924	581,817	17,893	18,747	854
Stock, etc.	156,067	191,981	35,914	37,047	1,133
Other securities	104,600	117,528	12,927	13,506	579
Monetary claims purchased	155,575	154,567	(1,007)	507	1,515
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Securities and Exchange Law.

*The carrying value of securities without any current fair value is as follows:

(Millions of yen)

Category	As of March 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,680
Available-for-sale securities	101,795
Unlisted domestic stocks	12,378
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	89,417
Total	106,476

b) Fair Value Information on Monetary Trusts

The Company did not have any balances as of December 31, 2006 and 2007, and March 31, 2007.

c) Fair Value Information on Real Estate

(Millions of yen)

Category	As of December 31, 2006					As of Decmber 31, 2007				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Land	99,719	95,991	(3,728)	8,150	11,878	98,867	111,777	12,910	22,507	9,597
Leasehold	156	106	(49)	11	61	156	112	(44)	12	56
Total	99,876	96,098	(3,778)	8,161	11,940	99,024	111,890	12,866	22,519	9,653

Category	As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Land	98,452	110,141	11,688	21,279	9,590
Leasehold	156	117	(39)	12	51
Total	98,609	110,258	11,649	21,291	9,642

Note: Current fair value are calculated based on the appraisal price and posted price.

d) Fair Value Information on Derivative Transactions (total transactions of hedge accounting applied and not applied)

(i) Breakdown of net gains/losses (breakdown of transactions to which hedge accounting applied and not applied)

(Millions of yen)

Category	As of December 31, 2007					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	379	(6,955)	161	-	-	(6,414)
Hedge accounting not applied	-	(426)	(964)	-	-	(1,390)
Total	379	(7,382)	(802)	-	-	(7,805)

Note: Accrued interest of interest-related net gains/losses applied hedge accounting [52 million yen], net gains/losses with fair value hedge accounting [currncy-related: (6,955) million yen; stock-related: 161 million yen], and net gains/losses not applied hedge accounting are recorded on the statement of operations.

(ii) Interest-related derivative transactions

(Millions of yen)

Category	Type	As of December 31, 2006				As of December 31, 2007				As of March 31, 2007			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Interest rate swaps Receipts fixed, payments floating	141,566	112,060	(951)	(951)	143,676	122,751	379	379	146,024	116,235	(733)	(733)
	Total				(951)				379				(733)

Note: Valuation gains/losses indicates the current market or fair value.

(iii) Currency-related derivative transactions

(Millions of yen)

Category	Type	As of December 31, 2006				As of December 31, 2007				As of March 31, 2007			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Exchange contracts												
	Sold	327,873	-	355,961	(8,087)	419,703	-	427,085	(7,382)	376,822	-	380,635	(3,812)
	US dollar	54,038	-	54,941	(902)	155,003	-	156,332	(1,328)	81,551	-	80,725	826
	Euro	196,245	-	202,721	(6,476)	193,070	-	197,547	(4,477)	201,479	-	205,728	(4,248)
	British pound	-	-	-	-	7,231	-	7,150	81	9,727	-	9,599	128
	Canadian dollar	39,328	-	38,927	401	37,053	-	38,761	(1,708)	37,481	-	37,602	(121)
	Swedish krona	38,261	-	39,371	(1,109)	27,340	-	27,289	51	46,582	-	46,979	(397)
	Hong Kong dollar	-	-	-	-	3	-	3	(0)	-	-	-	-
	Total				(8,807)				(7,382)				(3,812)

Notes: 1. Exchange rate as of the end of each fiscal year is used for futures rate .

2. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.

3. Valuation gains/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements.

(iv) Stock-related derivative transactions

(Millions of yen)

Category	Type	As of December 31, 2006				As of December 31, 2007				As of March 31, 2007			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Stock index futures Sold	-	-	-	-	41,908	-	42,711	(802)	-	-	-	-
	Total				-				(802)				-

Notes: 1. Figures in parentheses indicates option premiums in the balance sheets.

2. Valuation gains/losses indicates the difference between the option premium and the current market or fair value.

(v) Bond-related derivative transactions

The Company did not have any balances as of December 31, 2006 and 2007, and March 31, 2007.

(vi) Others

The Company did not have any balances as of December 31, 2006 and 2007, and March 31, 2007.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the nine months ended December 31, 2007)

February 14, 2008

Name of Company:	**T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings:	Tokyo, Osaka
Security Code No.:	8795
Head Office:	Tokyo, Japan
URL:	http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2007 (April 1, 2007 – December 31, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Nine months ended December 31, 2007	¥832,614 million	4.2	¥86,246 million	2.7	¥87,855 million	8.2	¥29,557 million	(8.2)
Nine months ended December 31, 2006	¥798,839 million	0.4	¥83,995 million	37.8	¥81,167 million	19.1	¥32,196 million	35.9
Year ended March 31, 2007	¥1,061,817 million	-	¥121,247 million	-	¥125,791million	-	¥43,157 million	-

	Net Income per Share
Nine months ended December 31, 2007	¥19,704.84
Nine months ended December 31, 2006	¥21,464.17
Year Ended March 31, 2007	¥28,771.58

Notes:

1. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*
2. % changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of December 31, 2007	¥6,194,355 million	¥514,846 million	8.3%	¥343,230.91
As of December 31, 2006	¥6,356,865 million	¥585,368 million	9.2%	¥390,245.77
As of March 31, 2007	¥6,397,075 million	¥604,789 million	9.5%	¥403,193.21

2. Forecast for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

Daido Life's forecast is omitted. Please refer to T&D Holdings' *"Forecast for the Year Ending March 31, 2008"* section in this material *"Financial Summary for the Nine Months Ended December 31, 2007"*.

3. Others

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: None
(3) Number of Outstanding Shares (Common Stock):
1. Number of outstanding shares including treasury stock at the end of the term: as of December 31, 2007: 1,500,000; as of December 31, 2006: 1,500,000; as of March 31, 2007: 1,500,000
2. Number of treasury stock at the end of the term: None
3. Average number of outstanding shares during the term: for the nine months ended December 31, 2007: 1,500,000; for the nine months ended December 31, 2006 : 1,500,000; for the fiscal year ended March 31, 2007 : 1,500,000

Daido Life Unaudited Non-Consolidated Condensed Balance Sheets

(Millions of yen)

	As of December 31, 2006	As of December 31, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	220,942	171,344	(49,597)	(22.4)	292,155
Cash	41	36	(4)	(10.3)	103
Deposit	220,900	171,307	(49,593)	(22.5)	292,052
Call loans	123,000	91,300	(31,700)	(25.8)	150,000
Monetary claims purchased	398,808	233,606	(165,201)	(41.4)	295,305
Monetary trusts	108,136	128,306	20,170	18.7	100,846
Securities	4,364,081	4,468,376	104,295	2.4	4,410,118
Government bonds	246,615	648,889	402,273	163.1	349,897
Municipal bonds	890,115	822,357	(67,757)	(7.6)	859,122
Corporate bonds	1,038,350	1,049,244	10,894	1.0	1,042,508
Domestic stocks	556,474	445,924	(110,549)	(19.9)	550,053
Foreign securities	742,209	690,860	(51,348)	(6.9)	707,654
Other securities	890,316	811,099	(79,216)	(8.9)	900,881
Loans	942,327	886,898	(55,429)	(5.9)	932,974
Policy loans	79,490	82,279	2,789	3.5	79,685
Commercial loans	862,837	804,619	(58,218)	(6.7)	853,289
Tangible fixed assets	144,171	141,621	(2,549)	(1.8)	146,936
Land	80,214	78,320	(1,894)	(2.4)	80,464
Buildings	57,010	61,189	4,178	7.3	64,849
Construction in progress	5,764	713	(5,050)	(87.6)	142
Other tangible fixed assets	1,181	1,398	216	18.4	1,480
Intangible fixed assets	8,943	8,516	(426)	(4.8)	9,094
Software	7,824	7,402	(422)	(5.4)	7,976
Other intangible fixed assets	1,118	1,114	(3)	(0.4)	1,118
Due from agencies	1,430	1,333	(96)	(6.8)	1,466
Due from reinsurers	672	972	300	44.7	777
Other assets	45,737	63,124	17,386	38.0	58,443
Accounts receivable	18,345	38,228	19,882	108.4	24,458
Prepaid expenses	2,406	2,275	(131)	(5.5)	1,226
Accrued income	16,760	15,446	(1,313)	(7.8)	18,787
Deposit for rent	4,066	3,714	(352)	(8.7)	3,763
Margin for futures contracts	53	-	(53)	(100.0)	128
Derivatives	1,489	801	(687)	(46.2)	7,504
Suspense payable	938	861	(77)	(8.2)	751
Other assets	1,677	1,795	118	7.1	1,821
Reserve for possible loan losses	(1,386)	(1,046)	339	(24.5)	(1,043)
Total assets	6,356,865	6,194,355	(162,509)	(2.6)	6,397,075

(Millions of yen)

	As of December 31, 2006	As of December 31, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Liabilities:				%	
Policy reserves	5,451,202	5,407,718	(43,484)	(0.8)	5,474,512
Reserve for outstanding claims	38,763	40,875	2,112	5.5	46,385
Policy reserve	5,293,661	5,235,855	(57,805)	(1.1)	5,297,223
Reserve for policyholder dividends	118,778	130,986	12,208	10.3	130,903
Due to reinsurers	357	384	27	7.7	407
Short-term debenture	30,000	29,967	(32)	(0.1)	20,000
Other liabilities	49,374	56,058	6,683	13.5	53,982
Income taxes payable	1,844	1,888	44	2.4	3,677
Accounts payable	15,749	20,953	5,203	33.0	23,469
Accrued expenses	6,230	7,381	1,151	18.5	11,505
Unearned income	3,840	3,679	(161)	(4.2)	3,817
Deposit received	1,647	1,558	(89)	(5.4)	772
Guarantee deposits	5,838	6,715	876	15.0	6,341
Margin for futures contracts	-	13	13	-	-
Derivatives	10,404	10,090	(314)	(3.0)	1,382
Suspense receipt	3,818	3,776	(41)	(1.1)	3,016
Reserve for bonus to directors and corporate auditors	47	55	7	16.6	63
Reserve for employees' retirement benefits	74,908	75,467	558	0.7	74,722
Reserve for directors' and corporate auditors' retirement benefits	1,812	1,872	59	3.3	1,747
Reserve for price fluctuations	57,820	68,835	11,015	19.1	61,585
Deferred tax liabilities	105,972	39,149	(66,823)	(63.1)	105,263
Total liabilities	5,771,496	5,679,509	(91,987)	(1.6)	5,792,285
Net assets:					
Common stock	75,000	75,000	-	-	75,000
Capital surplus	54	54	-	-	54
Retained earnings	155,275	185,890	30,615	19.7	166,236
Legal reserve for future losses	9,157	11,137	1,980	21.6	9,157
Other retained earnings	146,117	174,752	28,634	19.6	157,079
Provision for advanced depreciation on real estate	1,559	1,559	-	-	1,559
Provision for 100th anniversary project	11	-	(11)	(100.0)	11
General reserve	100,000	130,000	30,000	30.0	100,000
Unappropriated retained earnings	44,546	43,193	(1,353)	(3.0)	55,507
Total stockholders' equity	230,329	260,944	30,615	13.3	241,290
Net unrealized gains on securities	354,104	253,136	(100,967)	(28.5)	362,721
Gains on deferred hedge	934	764	(169)	(18.2)	778
Total valuation and translation adjustments	355,039	253,901	(101,137)	(28.5)	363,499
Total net assets	585,368	514,846	(70,522)	(12.0)	604,789
Total liabilities and net assets	6,356,865	6,194,355	(162,509)	(2.6)	6,397,075

Daido Life Unaudited Non-Consolidated Condensed Statements of Operations

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	798,839	832,614	33,774	4.2	1,061,817
Income from insurance premiums	646,325	628,481	(17,843)	(2.8)	865,254
Insurance premiums	645,541	627,535	(18,005)	(2.8)	864,247
Ceded reinsurance recoveries	784	946	162	20.7	1,006
Investment income	131,923	131,865	(57)	(0.0)	183,345
Interest, dividends and income from real estate for rent	91,454	106,696	15,242	16.7	129,458
Interest income from deposits	5,189	5,499	310	6.0	6,968
Interest income and dividends from securities	65,178	77,486	12,308	18.9	93,983
Interest income from loans	14,389	14,186	(202)	(1.4)	18,954
Interest from real estate for rent	4,756	5,689	933	19.6	6,396
Other income from interest and dividends	1,940	3,833	1,892	97.5	3,156
Gains from monetary trust, net	7,645	9,614	1,968	25.7	8,092
Gains on investment in trading securities, net	10,253	3,655	(6,597)	(64.3)	17,824
Gains on sales of securities	15,203	9,800	(5,402)	(35.5)	18,756
Other investment income	2,004	2,098	94	4.7	2,685
Gains on separate accounts, net	5,363	-	(5,363)	(100.0)	6,526
Other ordinary income	20,590	72,266	51,676	251.0	13,217
Income related to withheld insurance claims and other payments for future annuity	110	336	225	203.5	311
Income due to withheld insurance payments	1,797	2,032	235	13.1	2,552
Reversal of reserve for outstanding claims	4,957	5,510	552	11.1	-
Reversal of policy reserve	12,862	61,367	48,504	377.1	9,300
Other ordinary income	861	3,019	2,158	250.5	1,053
Ordinary expenses	714,843	746,367	31,523	4.4	940,570
Insurance claims and other payments	576,309	610,303	33,994	5.9	758,211
Insurance claims	206,250	210,530	4,279	2.1	268,182
Annuity payments	21,203	22,620	1,417	6.7	27,978
Insurance benefits	127,958	130,423	2,465	1.9	174,681
Surrender payments	191,400	193,902	2,502	1.3	248,907
Other payments	28,723	52,124	23,400	81.5	37,415
Reinsurance premiums	772	701	(71)	(9.2)	1,045
Provision for policy and other reserves	648	609	(39)	(6.0)	3,518
Provision for reserve for outstanding claims	-	-	-	-	2,664
Interest portion of reserve for policyholder dividends	648	609	(39)	(6.0)	853
Investment expenses	36,657	37,669	1,011	2.8	44,143
Interest expenses	108	202	94	86.8	165
Losses on sales of securities	5,737	3,927	(1,810)	(31.6)	5,744
Devaluation losses on securities	390	11,328	10,937	2,802.2	610
Losses from derivatives, net	18,461	1,901	(16,560)	(89.7)	20,324
Foreign exchange losses, net	4,371	4,437	66	1.5	5,696
Provision for reserve for possible loan losses	-	3	3	-	-
Write-off of loans	-	121	121	-	-
Depreciation of real estate for rent	1,859	2,472	612	32.9	2,716
Other investment expenses	5,729	9,689	3,959	69.1	8,884
Losses on separate accounts, net	-	3,586	3,586	-	-
Operating expenses	83,650	85,906	2,256	2.7	111,815
Other ordinary expenses	17,577	11,877	(5,699)	(32.4)	22,881
Payments related to withheld insurance claims	1,665	2,211	545	32.7	2,344
Taxes	4,892	5,054	161	3.3	6,647
Depreciation	3,088	3,230	142	4.6	4,149
Provision for reserve for employees' retirement benefits	7,592	492	(7,100)	(93.5)	7,405
Other ordinary expenses	338	889	551	162.9	2,334
Ordinary profit	83,995	86,246	2,250	2.7	121,247

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
Extraordinary gains	460	5,078	4,617	1,002.5	3,095
Gains on disposal of fixed assets	6	5,058	5,051	72,586.3	7
Reversal of reserve for possible loan losses	301	-	(301)	(100.0)	626
Recoveries of bad debts previously written-off	22	19	(2)	(13.0)	122
Gains on sales of stocks of affiliated companies	128	-	(128)	(100.0)	2,338
Extraordinary losses	11,944	9,964	(1,979)	(16.6)	15,845
Losses on disposal of fixed assets	771	2,714	1,943	252.0	905
Impairment loss	525	-	(525)	(100.0)	525
Provision for reserve for price fluctuations	10,248	7,249	(2,998)	(29.3)	14,014
Provision for 100th anniversary project	48	-	(48)	(100.0)	48
Headquarters removal costs	350	-	(350)	(100.0)	351
Provision for reserve for policyholder dividends	20,160	27,131	6,971	34.6	40,068
Income before income taxes	52,351	54,228	1,877	3.6	68,429
Current income taxes	24,299	28,841	4,541	18.7	34,907
Deferred income taxes	(4,144)	(4,170)	(25)	0.6	(9,635)
Net income	32,196	29,557	(2,638)	(8.2)	43,157

Supplementary Materials for the Nine Months Ended December 31, 2007

Business Highlights

Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of December 31, 2006				As of December 31, 2007				As of March 31, 2007	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	1,981	98.6	386,705	99.6	1,937	97.8	387,404	100.2	1,968	384,804
Individual term life insurance	1,462	100.4	359,647	100.1	1,452	99.3	362,234	100.7	1,458	358,181
Individual annuities	153	103.1	12,437	101.2	156	102.3	12,463	100.2	155	12,516
Sub total	2,134	99.0	399,143	99.7	2,094	98.1	399,867	100.2	2,123	397,320
Group insurance	-	-	119,393	97.7	-	-	118,353	99.1	-	118,092
Group annuities	-	-	19,721	96.6	-	-	18,491	93.8	-	19,548

Notes:

1. The policy amounts in force for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

3. % change is presented in comparison with the same term of the previous fiscal year (hereinafter same if not mentioned otherwise).

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Nine months ended December 31, 2006					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	176	95.9	34,484	103.2	34,546	(61)
Individual term life insurance	147	99.0	33,774	103.6	33,836	(62)
Individual annuities	7	96.2	650	87.2	649	1
Subtotal	183	95.9	35,134	102.8	35,195	(60)
Group insurance	-	-	594	370.7	594	
Group annuities	-	-	1	438.6	1	

(Number: Thousands, 100 Millions of yen, %)

Category	Nine months ended December 31, 2007					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	160	90.9	36,592	106.1	36,581	10
Individual term life insurance	136	92.5	36,044	106.7	36,033	11
Individual annuities	6	88.3	516	79.5	517	(0)
Subtotal	166	90.8	37,109	105.6	37,099	10
Group insurance	-	-	1,166	196.3	1,166	
Group annuities	-	-	0	53.3	0	

(Number: Thousands, 100 Millions of yen, %)

Category	Year ended March 31, 2007					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	222	95.1	42,375	101.1	42,457	(82)
Individual term life insurance	183	98.0	41,419	101.5	41,502	(82)
Individual annuities	11	99.5	903	90.4	901	1
Subtotal	234	95.4	43,278	100.8	43,359	(81)
Group insurance	-	-	1,070	197.0	1,070	
Group annuities	-	-	1	444.5	1	

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuities is equal to the initial premium payment.

(3) Annualized Premiums

1) Policies in force (Millions of yen, %)

Category	As of December 31, 2006		As of December 31, 2007		As of March 31, 2007	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance	645,889	101.1	644,876	99.8	645,359	101.0
Individual annuities	46,381	101.4	47,161	101.7	46,913	102.8
Total	692,271	101.2	692,037	100.0	692,273	101.1
3rd Sector	59,066	96.9	57,471	97.3	58,574	96.6

2) New policies (Millions of yen, %)

Category	Nine months ended December 31, 2006		Nine months ended December 31, 2007		Year ended March 31, 2007	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance	63,469	101.9	55,153	86.9	79,773	100.8
Individual annuities	2,659	124.1	2,100	79.0	3,688	98.2
Total	66,129	102.7	57,253	86.6	83,462	100.7
3rd Sector	3,087	99.1	3,168	102.6	3,892	99.4

Notes:

1.The new policies include net increase from conversion.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance;the Second Sector, which involves P&C insurance;and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

3. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

(4) Term Life Insurance Policy Amount by Dividend Type

1) Policy amount in force (100 Millions of yen, %)

Category	As of December 31, 2006		As of December 31, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	185,992	51.7	165,249	45.6	181,793	50.7
Semi-participating	78,477	21.8	71,118	19.6	76,920	21.5
Non-participating	95,177	26.5	125,865	34.8	99,466	27.8
Total	359,647	100.0	362,234	100.0	358,181	100.0

2) New policy amount (100 Millions of yen, %)

Category	Nine months ended December 31, 2006		Nine months ended December 31, 2007		Year ended March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	5,737	16.9	1,197	3.3	6,817	16.4
Semi-participating	1,780	5.3	126	0.4	1,891	4.6
Non-participating	26,318	77.8	34,709	96.3	32,793	79.0
Total	33,836	100.0	36,033	100.0	41,502	100.0

Notes:

1. Semi-participating policies only pay dividends related to investment every five years.

2. The new policy amounts do not include net increase from conversion.

(5) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Nine months ended December 31, 2006				Nine months ended December 31, 2007				Year ended March 31, 2007	
	Number	Change (%)	Amount	Change (%)	Number	Change (%)	Amount	Change (%)	Number	Amount
Individual insurance	154	111.1	28,001	121.7	145	94.3	27,058	96.6	198	35,611
Individual annuities	4	116.1	415	103.1	4	103.6	424	102.3	5	546
Total	159	111.2	28,416	121.3	150	94.6	27,483	96.7	204	36,158

(6) Surrender and Lapse Rate

(Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year) (%)

Category	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007
Individual insurance	7.22	7.03	9.19
Individual annuities	3.36	3.39	4.42
Total	7.10	6.92	9.04

Note: Surrender and lapse rates for nine months ended December 31, 2006 and 2007 are not annualized.

(7) Reconciliation to Core Profit and Ordinary Profit

1) Reconciliation to core profit

(Millions of yen)

Category	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007
Core revenues	767,087	812,569	1,034,031
Income from insurance premiums	646,325	628,481	865,254
Insurance premiums	645,541	627,535	864,247
Ceded reinsurance recoveries	784	946	1,006
Investment income	98,821	108,795	138,671
Interest, dividends and income from real estate for rent	91,454	106,696	129,458
Gains on redemption of securities	-	-	-
Other investment income	2,004	2,098	2,685
Gains on separate accounts, net	5,363	-	6,526
Other ordinary income	21,373	73,882	14,520
Income related to withheld insurance claims and other payments for future annuity payments	110	336	311
Income due to withheld insurance payments	1,797	2,032	2,552
Reversal of reserve for outstanding claims	4,957	5,510	-
Reversal of policy reserves (except contingency reserve)	13,645	62,983	10,603
Reversal of reserve for employees' retirement benefits	-	-	-
Other ordinary income	861	3,019	1,053
Other core revenues	566	1,410	15,584
Core Expenses	685,919	724,714	908,240
Insurance claims and other payments	576,309	610,303	758,211
Insurance claims	206,250	210,530	268,182
Annuity payments	21,203	22,620	27,978
Insurance benefits	127,958	130,423	174,681
Surrender payments	191,400	193,902	248,907
Other payments	28,723	52,124	37,415
Reinsurance payments	772	701	1,045
Provision for policy and other reserves	648	609	3,518
Investment expenses	7,697	16,016	11,767
Interest expense	108	202	165
Losses on redemption of securities	-	-	-
Provision for general reserve for possible loan losses	-	66	-
Depreciation of real estate for rent	1,859	2,472	2,716
Other investment expenses	5,729	9,689	8,884
Losses on separate accounts, net	-	3,586	-
Operating expenses	83,650	85,906	111,815
Other ordinary expenses	17,577	11,877	22,881
Payments related to withheld insurance claims	1,665	2,211	2,344
Taxes	4,892	5,054	6,647
Depreciation	3,088	3,230	4,149
Provision for reserve for employees' retirement benefits	7,592	492	7,405
Other ordinary losses	338	889	2,334
Other core expenses	35	-	46
Core profit	81,167	87,855	125,791

2) Reconciliation to ordinary profit

(Millions of yen)

Category		Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year Ended March 31, 2007
Core profit	(A)	81,167	87,855	125,791
Capital gains		32,534	21,660	29,089
Gains from monetary trusts, net		7,645	9,614	8,092
Gains on investments in trading securities, net		10,253	3,655	17,824
Gains on sale of securities		15,203	9,800	18,756
Gains from derivatives, net		-	-	-
Foreign exchange gains, net		-	-	-
Others		(566)	(1,410)	(15,584)
Capital losses		28,924	21,594	32,330
Losses from monetary trusts, net		-	-	-
Losses on investments in trading securities, net		-	-	-
Losses on sale of securities		5,737	3,927	5,744
Devaluation losses on securities		390	11,328	610
Losses from derivatives, net		18,461	1,901	20,324
Foreign exchange losses, net		4,371	4,437	5,696
Others		(35)	-	(46)
Capital gains/losses	(B)	3,610	65	(3,241)
Core profit reflecting capital gains/losses	(A)+(B)	84,778	87,920	122,549
Other one-time gains		(782)	(1,615)	(1,302)
Ceding reinsurance recoveries		-	-	-
Reversal of contingency reserve		(782)	(1,615)	(1,302)
Others		-	-	-
Other one-time losses		-	58	-
Reinsurance premiums		-	-	-
Provision for contingency reserve		-	-	-
Provision for specific reserve for possible loan losses		-	(62)	-
Provision for specific reserves for loans to refinancing countries		-	-	-
Write-off of loans		-	121	-
Others		-	-	-
Other one-time gains/losses	(C)	(782)	(1,674)	(1,302)
Ordinary profit	(A)+(B)+(C)	83,995	86,246	121,247

Notes:

1. Core profit for the nine months ended December 31, 2007 includes 445 million yen of income gains from monetary trusts, 889 million yen of gains on investments in trading securities, and 75 million yen of income gains from derivatives as other core expenses, instead of capital gains.

2. Core profit for the nine months ended December 31, 2006 includes 566 million yen of income gains from monetary trusts instead of capital gains, (35) million yen of income losses from derivatives as other core expenses, instead of capital losses.

3. Core profit for the year ended March 31, 2007 includes 966 million yen of income gains from monetary trusts, 14,618 million yen of income gains on investment in trading securities as other core revenues instead of capital gains, and (46) million yen of income losses from derivatives as other core expenses, instead of capital losses.

(8) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year Ended March 31, 2007
Amount of negative spread	10,022	-	-
Investment yield on core profit	2.27%	2.59%	2.69%
Average assumed investment yield	2.53%	2.47%	2.52%
Policy reserves in general accounts	5,035,139	5,000,951	5,020,121

Notes:

1. Negative spread is calculated by the following method:

a) For nine months ended December 31, 2007 and 2006: (Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts x 3/4

b) For the year ended March 31, 2007: (Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts

The figure of the nine months ended December 31, 2007 was positive spread of 4,378 million yen.

The figure of the year ended March 31, 2007 was positive spread of 8,390 million yen.

2. Investment yield on core profit is calculated by the following method:

(Net investment gains / losses (general account only) in core profit - interest portion of reserve for policyholder dividends) / policy reserves in general account.

3. Average assumed investment yield is an investment yield for policy reserves in general accounts of assumed interests.

4. Investment yield for nine months ended December 31, 2006 and 2007 is annualized.

5. Policy reserves in general accounts are calculated by the following method:

(Policy reserves at the beginning of the year + policy reserves* at the end of the year - assumed interests) x 1/2*

**Policy reserves represent policy reserves within general accounts except contingency reserve.*

(9) Solvency Margin Ratio

(Millions of yen)

Items		As of December 31, 2006	As of December 31, 2007	As of March 31, 2007
Total solvency margin	(A)	1,078,901	1,029,294	1,135,048
Net assets (less certain items)		221,217	251,731	229,827
Reserve for price fluctuations		57,820	68,835	61,585
Contingency reserve		79,862	81,998	80,382
Reserve for possible loan losses		178	250	183
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		498,817	356,586	510,954
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		(3,384)	12,731	14,582
Excess of amount of policy surrender payment		126,779	130,382	127,608
Unallotted portion of reserve for policyholder dividends		7,590	17,619	13,240
Future profits		13,440	16,462	15,502
Deferred tax assets		76,580	92,695	81,181
Subordinated debt		-	-	-
Total risk $\sqrt{(R_1+R_8)^2+(R_2+R_3+R_7)^2}+R_4$	(B)	173,320	168,966	171,889
Insurance risk	R_1	33,925	29,577	33,692
Assumed investment yield risk	R_2	19,468	18,350	19,197
Investment risk	R_3	145,637	142,424	144,508
Business risk	R_4	3,996	3,903	3,964
Minimum guarantee risk	R_7	784	843	804
3rd sector insurance risk	R_8	-	3,967	-
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$		1,244.9%	1,218.3%	1,320.6%

Notes:

1. As for March 31, 2007, the above ratio is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. "Net assets (less certain items)" represents net assets on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate, gains on deferred hedge and estimated appropriation paid in cash.

3. Net unrealized gains (losses) on real estates are basically calculated by the method of appraised price, whereas as for less important real estates, they are calculated by the method of posted price.

4. Minimum guarantee risks R_7 were calculated using the standard method regulated by FSA.

5. As for December 31, 2007, "3rd sector insurance risk R_8" is included in calculation. As for December 31, 2006 and March 31, 2007, the ratio is calculated according to the former rule.

(10) Adjusted Net Assets

(Millions of yen)

Item	As of December 31, 2006	As of December 31, 2007	As of March 31, 2007
Adjusted net assets	1,054,065	971,673	1,109,674

Note: Adjusted net assets are calculated based on the regulatory standard.

(11) Asset Composition (General Account Assets)

(Millions of yen, %)

Category	As of December 31, 2006		As of December 31, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	342,496	5.5%	261,344	4.3%	438,784	7.0%
Monetary claims purchased	398,808	6.4	233,606	3.9	295,305	4.7
Monetary trusts	108,136	1.7	128,306	2.1	100,846	1.6
Securities	4,211,671	67.9	4,322,470	71.5	4,255,395	68.2
Domestic bonds	2,122,642	34.2	2,463,233	40.7	2,199,963	35.3
Domestic stocks	499,700	8.1	400,897	6.6	493,472	7.9
Foreign securities	701,392	11.3	651,376	10.8	663,864	10.6
Bonds	287,817	4.6	194,256	3.2	271,044	4.3
Stocks, etc.	413,574	6.7	457,120	7.6	392,820	6.3
Other securities	887,935	14.3	806,963	13.3	898,094	14.4
Loans	942,327	15.2	886,898	14.7	932,974	15.0
Policy loans	79,490	1.3	82,279	1.4	79,685	1.3
Commercial loans	862,837	13.9	804,619	13.3	853,289	13.7
Property and equipment	142,989	2.3	140,223	2.3	145,456	2.3
Other assets	57,503	0.9	74,686	1.2	70,150	1.1
Reserve for possible loan losses	(1,386)	(0.0)	(1,046)	(0.0)	(1,043)	(0.0)
Total	6,202,548	100.0	6,046,489	100.0	6,237,870	100.0
Foreign currency denominated assets	470,969	7.6	433,180	7.2	489,391	7.8

Note: "Property and equipment"shows the total value of land, buildings, and constraction in progress.

(12) Fair Value Information on Securities and Others (General Account Assets)

1) Fair value information on securities (except trading securities)

a. Securities with fair value

(Millions of yen)

Category	As of December 31, 2006				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,224	5,117	(107)	-	107
Domestic bonds	5,224	5,117	(107)	-	107
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,791,536	4,328,206	536,669	555,378	18,709
Domestic bonds	2,102,054	2,117,417	15,363	25,484	10,120
Domestic stocks	224,550	476,113	251,563	256,062	4,499
Foreign securities	340,272	352,164	11,891	12,934	1,043
Bonds	280,889	287,817	6,927	7,657	729
Stocks, etc.	59,383	64,346	4,963	5,277	314
Other securities	627,743	857,212	229,469	231,486	2,017
Monetary claims purchased	397,331	397,256	(74)	851	925
Certificates of deposit	54,500	54,500	-	-	-
Monetary trusts	45,084	73,540	28,456	28,558	102
Total	3,796,761	4,333,323	536,562	555,378	18,816
Domestic bonds	2,107,278	2,122,535	15,256	25,484	10,227
Domestic stocks	224,550	476,113	251,563	256,062	4,499
Foreign securities	340,272	352,164	11,891	12,934	1,043
Bonds	280,889	287,817	6,927	7,657	729
Stocks, etc.	59,383	64,346	4,963	5,277	314
Other securities	627,743	857,212	229,469	231,486	2,017
Monetary claims purchased	397,331	397,256	(74)	851	925
Certificates of deposit	54,500	54,500	-	-	-
Monetary trusts	45,084	73,540	28,456	28,558	102

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. As for December 31, 2007, certain bonds classified as held-to-maturity securities was reclassified into available-for-sales securities.

b. Securities without fair value (Carrying value)

(Millions of yen)

Category	As of December 31, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	2,980
Available-for-sale securities	209,365
Unlisted domestic stocks	20,607
Unlisted foreign stocks	0
Unlisted foreign bonds	-
Others	188,758
Total	212,346

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value

(Millions of yen)

Category	As of December 31, 2007				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,218	5,159	(58)	-	58
Domestic bonds	5,218	5,159	(58)	-	58
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,806,118	4,178,215	372,097	384,795	12,697
Domestic bonds	2,433,927	2,458,015	24,087	27,474	3,387
Domestic stocks	207,088	380,463	173,374	175,054	1,679
Foreign securities	229,047	233,056	4,008	6,909	2,901
Bonds	192,070	194,256	2,185	3,400	1,215
Stocks, etc.	36,976	38,800	1,823	3,509	1,685
Other securities	624,754	777,552	152,797	156,431	3,633
Monetary claims purchased	226,950	230,061	3,111	3,353	241
Certificates of deposit	44,000	44,000	-	-	-
Monetary trusts	40,349	55,067	14,717	15,572	854
Total	3,811,336	4,183,375	372,039	384,795	12,756
Domestic bonds	2,439,146	2,463,175	24,028	27,474	3,445
Domestic stocks	207,088	380,463	173,374	175,054	1,679
Foreign securities	229,047	233,056	4,008	6,909	2,901
Bonds	192,070	194,256	2,185	3,400	1,215
Stocks, etc.	36,976	38,800	1,823	3,509	1,685
Other securities	624,754	777,552	152,797	156,431	3,633
Monetary claims purchased	226,950	230,061	3,111	3,353	241
Certificates of deposit	44,000	44,000	-	-	-
Monetary trusts	40,349	55,067	14,717	15,572	854

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Financial Instruments and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without fair value (Carrying value)

(Millions of yen)

Category	As of December 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	1,392
Available-for-sale securities	249,344
Unlisted domestic stocks	19,041
Unlisted foreign stocks	0
Unlisted foreign bonds	-
Others	230,303
Total	250,736

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value

(Millions of yen)

Category	As of March 31, 2007				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,223	5,128	(94)	-	94
Domestic bonds	5,223	5,128	(94)	-	94
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,767,539	4,314,030	546,491	564,466	17,975
Domestic bonds	2,175,995	2,194,740	18,745	25,641	6,895
Domestic stocks	223,976	472,510	248,534	255,151	6,617
Foreign securities	298,837	308,673	9,835	11,151	1,315
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	32,911	37,628	4,717	5,059	342
Other securities	630,353	869,670	239,316	241,527	2,211
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154
Total	3,772,762	4,319,159	546,396	564,466	18,069
Domestic bonds	2,181,218	2,199,869	18,650	25,641	6,990
Domestic stocks	223,976	472,510	248,534	255,151	6,617
Foreign securities	298,837	308,673	9,835	11,151	1,315
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	32,911	37,628	4,717	5,059	342
Other securities	630,353	869,670	239,316	241,527	2,211
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. For the year ending March 31, 2008, certain bonds classified as held-to-maturity securities was reclassified into available-for-sales securities.

b. Securities without fair value (Carrying value)

(Millions of yen)

Category	As of March 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	1,392
Available-for-sale securities	194,706
Unlisted domestic stocks	19,569
Unlisted foreign stocks	0
Unlisted foreign bonds	-
Others	175,136
Total	196,098

Note: Securities included in jointly operated designated monetary trusts are not included herein.

2) Fair value information on monetary trusts

(Millions of yen)

Category	As of December 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	108,136	108,136	-	-	-

(Millions of yen)

Category	As of December 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	128,306	128,306	-	-	-

(Millions of yen)

Category	As of March 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	100,846	100,846	-	-	-

a. Monetary trusts for investment

The Company held no monetary trusts for investment as of December 31, 2006 and 2007, and March 31, 2007.

b. Monetary trusts for held-to-maturity, policy reserve matching securities, and others

(Millions of yen)

Category	As of December 31, 2006				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	79,680	108,136	28,456	28,558	102
Investment type focused on domestic bonds	-	-	-	-	-
Investment type focused on domestic stocks	51,880	80,336	28,456	28,558	102
Investment type focused on foreign stocks	-	-	-	-	-
Balance-type	-	-	-	-	-
Investment type focused on collateral short-term money trusts	-	-	-	-	-
Jointly operated and designated monetary trusts	27,800	27,800	-	-	-
Total	79,680	108,136	28,456	28,558	102

(Millions of yen)

Category	As of December 31, 2007				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	113,589	128,306	14,717	15,572	854
Investment type focused on domestic bonds	-	-	-	-	-
Investment type focused on domestic stocks	41,789	56,506	14,717	15,572	854
Investment type focused on foreign stocks	-	-	-	-	-
Balance-type	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-
Jointly operated and designated monetary trusts	71,800	71,800	-	-	-
Total	113,589	128,306	14,717	15,572	854

(Millions of yen)

Category	As of March 31, 2007				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	71,073	100,846	29,772	29,927	154
Investment type focused on domestic bonds	-	-	-	-	-
Investment type focused on domestic stocks	46,773	76,546	29,772	29,927	154
Investment type focused on foreign stocks	-	-	-	-	-
Balance- type	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-
Jointly operated and designated monetary trusts	24,300	24,300	-	-	-
Total	71,073	100,846	29,772	29,927	154

Notes:

1. The above figures show all of the fair value information on monetary trusts including securities, cash and call loans, and others.

2. Net Unrealized Gains (Losses) above includes each of the gains/ losses on derivative transactions classified as monetary trusts at the end of each term. These gains/ losses on derivative transactions are recorded in the income statements.

3) Fair value information on real estate

(Millions of yen)

Category	As of December 31, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	80,214	77,224	(2,990)	26,640	29,630
Leasehold	913	518	(394)	217	611
Total	81,127	77,742	(3,384)	26,857	30,242

(Millions of yen)

Category	As of December 31, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	78,320	93,659	15,338	38,927	23,588
Leasehold	913	552	(360)	305	665
Total	79,233	94,212	14,978	39,232	24,253

(Millions of yen)

Category	As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	80,464	97,885	17,420	41,690	24,269
Leasehold	913	648	(264)	305	569
Total	81,377	98,533	17,156	41,995	24,839

Note: Fair values are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

4) Fair value information on derivative transactions

a. Gains (losses) on derivatives with and without hedge accounting

(Millions of yen)

Category	As of December 31, 2007					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	1,197	(5)	-	-	-	1,191
Hedge accounting not applied	(744)	(9,756)	20	-	-	(10,480)
Total	452	(9,761)	20	-	-	(9,288)

Notes:

1. Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of December 31, 2007: a loss of 5 million yen) and gains/losses on derivatives which are not applied to hedge accounting are recorded in the income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

b. Interest-related transactions

(Millions of yen)

Type	As of December 31, 2006				As of December 31, 2007				As of March 31, 2007			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year				Over 1 Year		
Over-the-counter transactions												
Interest rate swaps: Receipts floating, payments fixed	139,782	138,382	1,443	1,443	138,382	138,382	452	452	139,782	138,382	1,209	1,209
Total				1,443				452				1,209

c. Currency-related transactions

(Millions of yen)

Category	As of December 31, 2006				As of December 31, 2007				As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Foreign exchange contracts:												
Sold:	385,242	-	395,569	(10,327)	349,874	-	359,640	(9,766)	412,849	-	407,780	5,069
U.S. dollar	286,356	-	291,663	(5,307)	248,768	-	256,440	(7,671)	307,976	-	301,882	6,094
Euro	81,152	-	85,310	(4,158)	90,902	-	93,198	(2,295)	86,636	-	87,683	(1,047)
British pound	15,017	-	15,905	(887)	8,980	-	8,799	180	15,569	-	15,531	38
Canadian dollar	2,716	-	2,690	25	1,222	-	1,202	20	2,665	-	2,683	(17)
Bought:	141	-	142	0	1,009	-	1,013	4	995	-	1,005	10
U.S. dollar	86	-	86	0	362	-	362	0	402	-	406	3
Euro	55	-	55	0	507	-	510	3	592	-	599	6
British pound	-	-	-	-	140	-	140	0	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-	-	-	-	-
Total				(10,326)				(9,761)				5,079

Notes:

1. Forward exchange rates are used as the year -term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

d. Stock-related transactions

(Millions of yen)

Category	As of December 31, 2006				As of December 31, 2007				As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions												
Stock index futures:												
Sold	6,304	-	6,326	(21)	344	-	323	20	16,563	-	16,753	(189)
Bought	-	-	-	-	-	-	-	-	-	-	-	-
Total				(21)				20				(189)

e. Bond-related transactions

(Millions of yen)

Category	As of December 31, 2006				As of December 31, 2007				As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions												
Bond futures contracts:												
Sold	23,448	-	23,458	(10)	-	-	-	-	22,559	-	22,537	21
Bought	-	-	-	-	-	-	-	-	-	-	-	-
Total				(10)				-				21

f. Others

The Company held no other derivative instruments as of December 31, 2006 and 2007 as well as March 31, 2007.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the nine months ended December 31, 2007)

February 14, 2008

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2007 (April 1, 2007 – December 31, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Nine months ended December 31, 2007	¥126,737 million	(25.7)	¥(6,630) million	(23.2)	¥(7,364) million	151.2	¥(4,769) million	(35.0)
Nine months ended December 31, 2006	¥170,486 million	(31.0)	¥(8,638) million	6.6	¥(2,931) million	(49.4)	¥(7,332) million	(10.7)
Year ended March 31, 2007	¥266,120 million	-	¥(13,528)million	-	¥(6,457) million	-	¥(10,720) million	-

	Net Income per Share
Nine months ended December 31, 2007	¥(5,961.65)
Nine months ended December 31, 2006	¥(9,166.15)
Year ended March 31, 2007	¥(13,400.36)

Notes:

1. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*
2. % changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of December 31, 2007	¥1,091,538 million	¥29,459 million	2.7%	¥36,823.80
As of December 31, 2006	¥1,014,069 million	¥37,815 million	3.7%	¥47,270.00
As of March 31, 2007	¥1,078,447 million	¥34,201 million	3.2%	¥42,752.18

2. Forecast for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

T&D Financial Life's forecast is omitted. Please refer to T&D Holdings' *"Forecasts for the Year Ending March 31, 2008"* section in this material *"Financial Summary for the Nine Months Ended December 31, 2007"*.

3. Others

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: None
(3) Number of Outstanding Shares (Common Stock):
1. Number of outstanding shares including treasury stock at the end of the term: as of December 31, 2007 :800,000; as of December 31, 2006 : 800,000; as of March 31, 2007 : 800,000
2. Number of treasury stock at the end of the term: None
3. Average number of outstanding shares during the term: for the nine months ended December 31, 2007 : 800,000; for the nine months ended December 31, 2006 : 800,000; for the fiscal year ended March 31, 2007 : 800,000

T&D Financial Life Unaudited Non-Consolidated Condensed Balance Sheets

(Millions of yen)

	As of December 31, 2006	As of December 31, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	33,889	22,592	(11,296)	(33.3)	30,649
Cash	0	0	0	3.3	1
Deposit	33,888	22,592	(11,296)	(33.3)	30,648
Call loans	20,000	28,000	8,000	40.0	20,000
Monetary trusts	10,603	19,469	8,866	83.6	12,340
Securities	912,178	986,771	74,593	8.2	977,536
Government bonds	326,371	350,876	24,505	7.5	336,822
Corporate bonds	17,917	12,481	(5,436)	(30.3)	17,686
Domestic stocks	2,128	1,133	(995)	(46.7)	1,913
Foreign securities	25,935	2,359	(23,576)	(90.9)	24,823
Other securities	539,825	619,920	80,095	14.8	596,290
Loans	11,748	8,709	(3,038)	(25.9)	10,259
Policy loans	7,936	7,413	(522)	(6.6)	7,704
Commercial loans	3,812	1,296	(2,515)	(66.0)	2,555
Tangible fixed assets	301	305	4	1.5	298
Buildings	288	297	9	3.3	286
Other tangible fixed assets	12	7	(5)	(39.7)	11
Intangible fixed assets	2,496	3,157	661	26.5	2,690
Software	2,485	3,149	663	26.7	2,682
Other intangible fixed assets	10	8	(1)	(18.8)	8
Due from agencies	0	-	(0)	(100.0)	0
Due from reinsurers	6,963	8,215	1,252	18.0	8,158
Other assets	10,705	6,899	(3,805)	(35.5)	10,330
Accounts receivable	8,316	5,073	(3,243)	(39.0)	8,585
Prepaid expenses	366	368	1	0.5	260
Accrued income	815	655	(159)	(19.6)	842
Deposit for rent	911	505	(406)	(44.5)	414
Suspense payable	132	134	2	1.9	64
Other assets	162	162	(0)	(0.1)	162
Deferred tax assets	5,256	7,486	2,229	42.4	6,254
Reserve for possible loan losses	(72)	(70)	2	(3.0)	(71)
Total assets	1,014,069	1,091,538	77,469	7.6	1,078,447

(Millions of yen)

	As of December 31, 2006	As of December 31, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Liabilities:				%	
Policy reserves	961,785	1,052,076	90,290	9.4	1,029,160
Reserve for outstanding claims	4,505	5,381	876	19.4	5,144
Policy reserve	954,248	1,044,293	90,044	9.4	1,020,869
Reserve for policyholder dividends	3,032	2,401	(630)	(20.8)	3,146
Due to agencies	1,073	236	(837)	(78.0)	1,313
Due to reinsurers	118	152	33	28.2	84
Other liabilities	5,262	1,630	(3,631)	(69.0)	5,347
Income taxes payable	9	9	-	-	24
Accounts payable	2,905	650	(2,254)	(77.6)	3,525
Accrued expenses	1,232	481	(751)	(60.9)	1,385
Unearned income	0	0	(0)	(9.8)	0
Deposit received	376	327	(48)	(12.9)	312
Suspense receipt	738	161	(577)	(78.1)	100
Reserve for employees' retirement benefits	7,473	7,401	(72)	(1.0)	7,794
Reserve for directors' and corporate auditors' retirement benefits	143	172	28	20.2	152
Reserve for price fluctuations	395	409	14	3.5	393
Total liabilities	976,253	1,062,079	85,826	8.8	1,044,246
Net assets:					
Common stock	36,000	36,000	-	-	36,000
Capital surplus	26,000	26,000	-	-	26,000
Retained earnings	(23,564)	(31,721)	(8,156)	34.6	(26,951)
Other retained earnings	(23,564)	(31,721)	(8,156)	34.6	(26,951)
Unappropriated retained earnings	(23,564)	(31,721)	(8,156)	34.6	(26,951)
Total stockholder's equity	38,435	30,278	(8,156)	(21.2)	35,048
Net unrealized gains on securities	(619)	(819)	(200)	32.3	(846)
Total valuation and translation adjustments	(619)	(819)	(200)	32.3	(846)
Total net assets	37,815	29,459	(8,356)	(22.1)	34,201
Total liabilities and net assets	1,014,069	1,091,538	77,469	7.6	1,078,447

T&D Financial Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	170,486	126,737	(43,749)	(25.7)	266,120
Income from insurance premiums	153,089	111,189	(41,899)	(27.4)	240,759
Insurance premiums	149,480	108,377	(41,103)	(27.5)	235,146
Ceded reinsurance recoveries	3,608	2,812	(795)	(22.1)	5,612
Investment income	11,477	8,115	(3,362)	(29.3)	17,173
Interest, dividends and income from real estate for rent	3,229	3,175	(53)	(1.6)	4,396
Interest income from deposits	0	0	0	1,385.3	0
Interest income and dividends from securities	2,937	2,781	(155)	(5.3)	3,990
Interest income from loans	259	221	(37)	(14.6)	342
Other income from interest and dividends	32	172	140	434.8	62
Gains from monetary trust, net	-	4,628	4,628	-	-
Gains on sales of securities	533	277	(256)	(48.1)	1,266
Gains on redemption of securities	0	-	(0)	(100.0)	1
Foreign exchange gains, net	-	0	0	-	-
Other investment income	70	34	(36)	(51.6)	136
Gains on separate accounts, net	7,644	-	(7,644)	(100.0)	11,372
Other ordinary income	5,919	7,432	1,512	25.5	8,188
Income related to withheld insurance claims and other payments for future annuity	5,236	6,861	1,624	31.0	7,751
Income due to withheld insurance payments	262	171	(91)	(34.8)	335
Reversal of reserve for employees' retirement benefits	412	393	(19)	(4.7)	91
Other ordinary income	8	6	(2)	(26.0)	9
Ordinary expenses	179,124	133,367	(45,757)	(25.5)	279,649
Insurance claims and other payments	73,422	73,814	391	0.5	99,590
Insurance claims	15,800	15,418	(381)	(2.4)	21,027
Annuity payments	3,935	4,213	278	7.1	5,176
Insurance benefits	11,495	13,428	1,933	16.8	16,685
Surrender payments	33,250	32,812	(437)	(1.3)	45,406
Other payments	6,210	5,335	(875)	(14.1)	7,825
Reinsurance premiums	2,730	2,605	(125)	(4.6)	3,470
Provision for policy and other reserves	87,320	23,664	(63,656)	(72.9)	154,582
Provision for reserve for outstanding claims	30	237	206	686.0	669
Provision for policy reserve	87,286	23,423	(63,862)	(73.2)	153,907
Interest portion of reserve for policyholder dividends	4	4	(0)	(6.0)	5
Investment expenses	3,985	22,874	18,889	473.9	4,766
Interest expenses	0	21	20	4,066.2	4
Losses from monetary trusts, net	3,144	-	(3,144)	(100.0)	3,407
Losses on sales of securities	809	189	(620)	(76.6)	1,302
Devaluation losses on securities	-	7	7	-	-
Losses from redemption of securities	1	-	(1)	(100.0)	1
Foreign exchange losses, net	0	-	(0)	(100.0)	0
Provision for reserve for possible loan losses	-	0	0	-	-
Other investment expenses	28	42	13	48.8	50
Losses on separate accounts, net	-	22,614	22,614	-	-
Operating expenses	12,469	10,700	(1,769)	(14.2)	17,921
Other ordinary expenses	1,926	2,313	387	20.1	2,787
Payments related to withheld insurance claims	458	398	(59)	(13.0)	638
Taxes	1,030	766	(264)	(25.6)	1,530
Depreciation	405	463	57	14.2	560
Provision for reserve for directors' and auditors' retirement benefits	25	19	(6)	(23.7)	35
Other ordinary losses	5	665	659	-	22
Ordinary loss	8,638	6,630	(2,008)	(23.2)	13,528

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
Extraordinary gains	10	-	(10)	(100.0)	603
Gains on disposal of fixed assets	0	-	(0)	(100.0)	0
Reversal of reserve for possible loan losses	9	-	(9)	(100.0)	9
Other extraordinary gains	-	-	-	-	593
Extraordinary losses	941	17	(924)	(98.2)	939
Losses on disposal of fixed assets	36	0	(35)	(98.5)	36
Provision for reserve for price fluctuations	31	16	(15)	(47.6)	29
Headquarters removal cost	873	-	(873)	(100.0)	873
Provision for reserve for policyholder dividends	863	143	(719)	(83.3)	1,373
Loss before income taxes	10,433	6,790	(3,642)	(34.9)	15,237
Current income taxes	(3,092)	(778)	2,314	(74.8)	(3,608)
Deferred income taxes	(8)	(1,243)	(1,235)	-	(908)
Net loss	7,332	4,769	(2,563)	(35.0)	10,720

Supplementary Materials for the Nine Months Ended December 31, 2007

Business Highlights

Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of December 31, 2006				As of December 31, 2007				As of March 31, 2007	
	Number	Change (%)	Amount	Change (%)	Number	Change (%)	Amount	Change (%)	Number	Amount
Individual insurance	260	87.7	18,297	84.7	233	89.8	15,921	87.0	253	17,734
Individual annuities	97	114.9	6,851	122.5	111	114.9	7,690	112.3	105	7,499
Individual variable annuities	60	131.7	5,551	131.4	77	127.0	6,457	116.3	69	6,215
Subtotal	357	93.7	25,149	92.5	345	96.6	23,612	93.9	358	25,233
Group insurance	-	-	10,180	68.7	-	-	9,755	95.8	-	10,227
Group annuities	-	-	399	89.0	-	-	373	93.6	-	395

Notes:

1. Policy amounts in force for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Nine months ended December 31, 2006					
	Number	Change (%)	Amount	Change (%)	New policies	Increase from conversion
Individual insurance	0	0.1	0	0.2	0	-
Individual annuities	13	87.0	1,063	104.3	1,063	-
Individual variable annuities	13	87.0	1,063	104.3	1,063	-
Subtotal	13	70.2	1,063	78.2	1,063	-
Group insurance	-	-	-	-	-	-
Group annuities	-	-	-	-	-	-

Category	Nine months ended December 31, 2007					
	Number	Change (%)	Amount	Change (%)	New policies	Increase from conversion
Individual insurance	-	-	-	-	-	-
Individual annuities	10	72.2	781	73.5	781	-
Individual variable annuities	10	72.2	781	73.5	781	-
Subtotal	10	72.2	781	73.4	781	-
Group insurance	-	-	-	-	-	-
Group annuities	-	-	-	-	-	-

Category	Year ended March 31, 2007					
	Number	Change (%)	Amount	Change (%)	New policies	Increase from conversion
Individual insurance	0	0.1	0	0.2	0	-
Individual annuities	23	118.0	1,795	139.5	1,795	-
Individual variable annuities	23	118.0	1,795	139.5	1,795	-
Subtotal	23	98.8	1,795	110.3	1,795	-
Group insurance	-	-	-	-	-	-
Group annuities	-	-	-	-	-	-

Notes:

1. There is no conversion plan from FY2001.

2. The new policy amount for group annuities is equal to the initial premium payment.

(3) Annualized Premiums

1) Policies in force (Millions of yen, %)

Category	As of December 31, 2006		As of December 31, 2007		As of March 31, 2007	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance	29,555	82.0	26,228	88.7	28,721	87.9
Individual annuities	53,919	139.6	72,483	134.4	63,363	152.9
Total	83,474	111.8	98,712	118.3	92,085	124.2
3rd Sector	6,932	86.1	6,215	89.7	6,741	87.4

2) New policy amount (Millions of yen, %)

Category	Nine months ended December 31, 2006		Nine months ended December 31, 2007		Year ended March 31, 2007	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance	0	0.2	-	-	0	0.2
Individual annuities	13,105	131.8	10,699	81.6	22,990	183.3
Total	13,106	125.7	10,699	81.6	22,991	176.4
3rd Sector	0	0.0	-	-	0	0.0

Notes:

1. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

2. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

(4) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Nine months ended December 31, 2006				Nine months ended December 31, 2007				Year ended March 31, 2007	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	18	55.1	1,697	53.1	11	65.3	1,043	61.5	22	2,063
Individual annuities	2	95.4	260	132.5	2	97.0	256	98.6	3	364
Total	20	58.1	1,958	57.7	14	69.2	1,300	66.4	25	2,427

(5) Surrender and Lapse Rate

(Surrender and lapse amount/ Policy amount in force at the beginning of fiscal year) (%)

Category	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007
Individual insurance	8.20	5.88	9.96
Individual annuities	4.38	3.42	6.12
Total	7.35	5.15	9.11

Note: Surrender and Lapse Rate for the nine months ended December 31, 2006 and 2007 are not annualized.

(6) Reconciliation to Core Profit and Ordinary Profit

1) Reconciliation to core profit

(Millions of yen)

Category	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007
Core revenues	169,952	121,831	264,853
Income from insurance premiums	153,089	111,189	240,759
Insurance premiums	149,480	108,377	235,146
Ceded reinsurance recoveries	3,608	2,812	5,612
Investment income	10,943	3,210	15,906
Interest, dividends and income from real estate for rent	3,229	3,175	4,396
Gains on redemption of securities	0	-	1
Other investment income	70	34	136
Gains on separate accounts, net	7,644	-	11,372
Other ordinary income	5,919	7,432	8,188
Income related to withheld insurance claims and other payments for future annuity payments	5,236	6,861	7,751
Income due to withheld insurance payments	262	171	335
Reversal of reserve for outstanding claims	-	-	-
Reversal of policy reserves (except contingency reserve)	-	-	-
Reversal of reserve for employees' retirement benefits	412	393	91
Other ordinary income	8	6	9
Other core revenues	-	-	-
Core expenses	172,884	129,196	271,311
Insurance claims and other payments	73,422	73,814	99,590
Insurance claims	15,800	15,418	21,027
Annuity payments	3,935	4,213	5,176
Insurance benefits	11,495	13,428	16,685
Surrender payments	33,250	32,812	45,406
Other payments	6,210	5,335	7,825
Reinsurance premiums	2,730	2,605	3,470
Provision for policy and other reserves	85,034	19,689	150,954
Investment expenses	30	22,678	56
Interest expenses	0	21	4
Losses on redemption of securities	1	-	1
Provision for general reserve for possible loan losses	-	0	-
Depreciation of real estate for rent	-	-	-
Other investment expenses	28	42	50
Losses on separate accounts, net	-	22,614	-
Operating expenses	12,469	10,700	17,921
Other ordinary expenses	1,926	2,313	2,787
Payments related to withheld insurance claims	458	398	638
Taxes	1,030	766	1,530
Depreciation	405	463	560
Provision for reserve for employees' retirement benefits	-	-	-
Other ordinary losses	31	684	57
Other core expenses	-	-	-
Core profit	(2,931)	(7,364)	(6,457)

2) Reconciliation to ordinary profit

(Millions of yen)

Category		Nine Months Ended December 31, 2006	Nine Months Ended December 31, 2007	Year Ended March 31, 2007
Core profit	(A)	(2,931)	(7,364)	(6,457)
Capital gains		533	4,905	1,266
Gains from monetary trusts, net		-	*(Note 1)* 4,628	-
Gains on investment in trading securities, net		-	-	-
Gains on sales of securities		533	277	1,266
Gains from derivatives, net		-	-	-
Foreign exchange gains, net		-	0	-
Others		-	-	-
Capital losses		3,954	196	4,710
Losses from monetary trusts, net		*(Note 1)* 3,144	-	*(Note 1)* 3,407
Losses on investments in trading securities, net		-	-	-
Losses on sales of securities		809	189	1,302
Devaluation losses on securities		-	7	-
Losses from derivatives, net		-	-	-
Foreign exchange losses, net		0	-	0
Others		-	-	-
Capital gains/losses	(B)	(3,420)	4,709	(3,443)
Core profit reflecting capital gains/losses	(A)+(B)	(6,352)	(2,655)	(9,900)
Other one-time gains		473	-	548
Ceding reinsurance recoveries		-	-	-
Reversal of contingency reserve		-	-	-
Others		*(Note 2)* 473	-	*(Note 2)* 548
Other one-time losses		2,759	3,974	4,177
Reinsurance premiums		-	-	-
Provision for contingency reserve		2,759	3,619	4,177
Provision for specific reserve for possible loan losses		-	0	-
Provision for specific reserve for loans to refinancing countries		-	-	-
write-off of loans		-	-	-
Others		-	*(Note 2)* 354	-
Other one-time gains/losses	(C)	(2,285)	(3,974)	(3,628)
Ordinary profit (losses)	(A)+(B)+(C)	(8,638)	(6,630)	(13,528)

Notes:

1. The figures of gains and losses from monetary trusts are equal to gains and losses on delivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.

2. 'Others' in other one-time gains and losses above include reversal and provision for policy reserve relating to minimum guarantee risks for individual variable annuities contracted prior to March 31, 2004, which were not mandatory in the FSA regulation.

(7) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category		Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007
Amount of negative spread		3,210	3,047	4,117
	Investment yield on core profit	1.10%	1.07%	1.13%
	Average assumed investment yield	2.17%	2.11%	2.17%
	Policy reserve in general accounts	397,371	390,998	396,596

Notes:

1. Negative spread is calculated by the following method:

a) For nine months ended December 31, 2007 and 2006: (Investment yield on core-profit-average assumed investment yield) x policy reserves in general accounts x 3/4

b) For the year ended March 31, 2007: (Investment yield on core-profit-average assumed investment yield) x policy reserves in general accounts

2. While investment yield on core profit and average assumed investment yield in the table are annualized as in the notes 3 and 4 hereunder.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x 1/2

(8) Solvency Margin Ratio

(Millions of yen)

Items			As of December 31, 2006	As of December 31, 2007	As of March 31, 2007
Total solvency margin		(A)	71,246	71,024	71,523
	Net assets (less certain items)		38,435	30,278	35,048
	Reserve for price fluctuations		395	409	393
	Contingency reserve		7,894	12,931	9,311
	Reserve for possible loan losses		4	4	4
	Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		(884)	(1,171)	(1,209)
	Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		-	-	-
	Excess of amount of policy surrender payment		24,825	28,475	27,585
	Unalloted portion of reserve for policyholder dividends		-	-	-
	Future profits		575	95	389
	Deferred tax assets		-	-	-
	Subordinated debt		-	-	-
	Deductible items		-	-	-
Total risk $\sqrt{(R_1+R_8)^2+(R_2+R_3+R_7)^2}+R_4$		(B)	10,032	13,869	12,023
	Insurance risk	R_1	2,209	1,634	2,165
	Assumed investment yield risk	R_2	391	374	387
	Investment risk	R_3	2,216	1,400	2,005
	Business risk	R_4	349	459	407
	Minimum guarantee risk	R_7	6,820	11,478	9,020
	3rd sector insurance risk	R_8	-	415	-
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)} \times 100$			1,420.3%	1,024.1%	1,189.7%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. "Net assets (less certain items)" represents net assets on the balance sheet less total valuation and translation adjustments, and estimated appropriation paid in cash.

3. The figures of "minimum guarantee risk" are calculated on the basis of the regulatory standard.

4. "3rd sector insurance risk" is separated from "insurance risk" since the fiscal year ending March 31, 2008 according to the FSA regulation.

(9) Adjusted Net Assets

(Millions of yen)

Item	As of December 31, 2006	As of December 31, 2007	As of March 31, 2007
Adjusted net assets	63,963	64,883	63,511

Note: Foregoing were calculated according to the orders providing classifications of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

(10) Asset Composition (General Account Assets)

(Millions of yen, %)

Category	As of December 31, 2006		As of December 31, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	37,725	8.1	33,235	7.4	31,756	6.9
Monetary claims purchased	-	-	-	-	-	-
Monetary trusts	10,603	2.3	19,469	4.3	12,340	2.7
Securities	378,514	81.8	364,561	80.8	381,539	82.4
Domestic bonds	343,683	74.2	362,500	80.4	353,902	76.4
Domestic stocks	340	0.1	183	0.0	115	0.0
Foreign securities	23,826	5.1	86	0.0	22,773	4.9
Bonds	15,582	3.4	-	-	15,580	3.4
Stocks, etc.	8,244	1.8	86	0.0	7,192	1.6
Other securities	10,663	2.3	1,790	0.4	4,747	1.0
Loans	11,748	2.5	8,709	1.9	10,259	2.2
Policy loans	7,936	1.7	7,413	1.6	7,704	1.7
Commercial loans	3,812	0.8	1,296	0.3	2,555	0.6
Property and equipment	288	0.1	297	0.1	286	0.1
Deferred tax asset	5,256	1.1	7,486	1.7	6,254	1.4
Deferred tax asset concerning revaluation	-	-	-	-	-	-
Other assets	18,864	4.1	17,391	3.9	20,873	4.5
Reserve for possible loan losses	(72)	(0.0)	(70)	(0.0)	(71)	(0.0)
Total assets	462,928	100.0	451,081	100.0	463,238	100.0
Foreign currency denominated assets	667	0.1	86	0.0	660	0.1

Note: "Property and equipment" shows the total value of buldings and constraction in progress.

(11) Fair Value Information on Securities and Others (General Account Assets)

1) Fair value information on securities (except trading securities)

a. Securities with fair value (Millions of yen)

Category	As of December 31, 2006				
	Cost/ Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	302,985	303,113	128	1,002	(874)
Domestic bonds	287,985	288,110	125	999	(874)
Foreign bonds	15,000	15,003	3	3	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	75,922	75,037	(884)	1,194	(2,079)
Domestic bonds	57,272	55,698	(1,574)	15	(1,589)
Domestic stocks	99	225	125	125	-
Foreign securities	8,682	8,826	144	166	(21)
Bonds	593	582	(10)	-	(10)
Stocks, etc.	8,089	8,244	155	166	(11)
Other securities	9,867	10,286	419	887	(467)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	378,907	378,150	(756)	2,197	(2,954)
Domestic bonds	345,257	343,808	(1,449)	1,015	(2,464)
Domestic stocks	99	225	125	125	-
Foreign securities	23,682	23,829	147	169	(21)
Bonds	15,593	15,585	(7)	3	(10)
Stocks, etc.	8,089	8,244	155	166	(11)
Other securities	9,867	10,286	419	887	(467)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law

b. Securities without fair value (Carrying value) (Millions of yen)

Category	As of December 31, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	492
Unlisted domestic stocks (excluding over-the-counter stocks)	115
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	376
Total	492

a. Securities with fair value

(Millions of yen)

Category	As of December 31, 2007				
	Cost/ Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	268,060	269,858	1,797	2,188	(390)
Domestic bonds	268,060	269,858	1,797	2,188	(390)
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	97,236	96,065	(1,171)	87	(1,258)
Domestic bonds	95,650	94,440	(1,210)	6	(1,216)
Domestic stocks	-	-	-	-	-
Foreign securities	91	86	(4)	8	(13)
Bonds	-	-	-	-	-
Stocks, etc.	91	86	(4)	8	(13)
Other securities	1,494	1,538	44	72	(27)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	365,296	365,923	626	2,275	(1,648)
Domestic bonds	363,711	364,298	587	2,194	(1,607)
Domestic stocks	-	-	-	-	-
Foreign securities	91	86	(4)	8	(13)
Bonds	-	-	-	-	-
Stocks, etc.	91	86	(4)	8	(13)
Other securities	1,494	1,538	44	72	(27)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial Instruments and Exchange Law

b. Securities without fair value (Carrying value)

(Millions of yen)

Category	As of December 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	435
Unlisted domestic stocks (excluding over-the-counter stocks)	183
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	252
Total	435

a. Securities with fair value

(Millions of yen)

Category	As of March 31, 2007				
	Cost/ Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	315,889	316,371	481	1,212	(731)
Domestic bonds	300,889	301,378	489	1,212	(723)
Foreign bonds	15,000	14,992	(7)	-	(7)
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	66,424	65,215	(1,209)	425	(1,634)
Domestic bonds	54,549	53,013	(1,536)	16	(1,553)
Domestic stocks	-	-	-	-	-
Foreign securities	7,681	7,773	91	118	(26)
Bonds	592	580	(11)	-	(11)
Stocks, etc.	7,088	7,192	103	118	(14)
Other securities	4,194	4,429	235	290	(55)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	382,314	381,586	(727)	1,638	(2,365)
Domestic bonds	355,439	354,391	(1,047)	1,229	(2,276)
Domestic stocks	-	-	-	-	-
Foreign securities	22,681	22,765	84	118	(33)
Bonds	15,592	15,572	(19)	-	(19)
Stocks, etc.	7,088	7,192	103	118	(14)
Other securities	4,194	4,429	235	290	(55)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law

b. Securities without fair value (Carrying value)

(Millions of yen)

Category	As of March 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	434
Unlisted domestic stocks (excluding over-the-counter stocks)	115
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	318
Total	434

2) Fair value information on monetary trusts

(Millions of yen)

Category	As of December 31, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	10,603	10,603	-	-	-

(Millions of yen)

Category	As of December 31, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	19,469	19,469	-	-	-

(Millions of yen)

Category	As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	12,340	12,340	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of December 31, 2006		As of December 31, 2007		As of March 31, 2007	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	10,603	(2,862)	19,469	5,432	12,340	(2,979)

Note: The above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

The Company held no monetary trusts for held-to-maturity securities, policy reserve matching bonds, and available-for-sale securities as of December 31, 2006 and 2007, and as of March 31, 2007.

3) Fair value information on real estate

The Company held no real estate as of December 31, 2006 and 2007, and as of March 31, 2007.

4) Fair value information on derivative transactions

a. Gains (losses) on derivatives with and without hedge accounting

(Millions of yen)

Category	As of December 31, 2007					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	-	-	-	-	-	-
Hedge accounting not applied	-	(1,994)	90	-	-	(1,903)
Total	-	(1,994)	90	-	-	(1,903)

Note: Gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

b. Interest-related transactions

The Company held no interst-related derivative instruments as of December 31, 2006 and 2007, and March 31, 2007.

c. Currency-related transactions

(Millions of yen)

Category	As of December 31, 2006				As of December 31, 2007				As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Currency options:												
Sold:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
U.S. dollar	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Euro	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	35,612	32,359			35,290	31,645			35,692	32,286		
	[4,375]	[4,271]	[2,027]	[(2,347)]	[4,540]	[4,352]	[2,546]	[(1,994)]	[4,472]	[4,338]	[2,170]	[(2,301)]
U.S. dollar	22,106	20,087			21,519	19,248			22,103	19,976		
	[2,965]	[2,895]	[1,562]	[(1,403)]	[3,005]	[2,875]	[1,786]	[(1,219)]	[3,023]	[2,930]	[1,646]	[(1,377)]
Euro	13,505	12,271			13,771	12,397			13,589	12,309		
	[1,409]	[1,376]	[464]	[(944)]	[1,535]	[1,477]	[760]	[(775)]	[1,448]	[1,407]	[524]	[(923)]
Total				(2,347)				(1,994)				(2,301)

Note: Parenthesized figures are option premiums.

d. Stock-related transactions

(Millions of yen)

Category	As of December 31, 2006				As of December 31, 2007				As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Stock index options:												
Sold:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	92,604	86,148			110,272	103,287			104,408	97,500		
	[10,850]	[10,603]	[5,979]	[(4,870)]	[15,073]	[14,641]	[15,163]	[90]	[12,811]	[12,518]	[7,777]	[(5,034)]
Nikkei225	89,392	82,978			95,393	88,627			96,744	89,942		
	[10,322]	[10,077]	[5,548]	[(4,774)]	[12,262]	[11,845]	[12,481]	[218]	[11,447]	[11,159]	[6,585]	[(4,861)]
S&P500	2,095	2,065			9,702	9,551			5,022	4,951		
	[313]	[312]	[260]	[(53)]	[1,683]	[1,674]	[1,719]	[36]	[822]	[819]	[719]	[(103)]
DJES 50	1,116	1,104			5,175	5,109			2,641	2,605		
	[214]	[214]	[170]	[(43)]	[1,127]	[1,122]	[962]	[(164)]	[541]	[539]	[472]	[(69)]
Total				(4,870)				90				(5,034)

Note: Parenthesized figures are option premiums.

e. Bond-related transactions

The Company held no bond-related derivative instruments as of December 31, 2006 and 2007, and March 31, 2007.

f. Others

The Company held no other derivative instruments as of December 31, 2006 and 2007, and March 31, 2007.

File No. 82-34783

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-Annual Securities Report

A semi-annual securities report, required to be filed under the Financial Instruments and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on December 18, 2007 for the six-month period ended September 30, 2007 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
   1. Changes in principal indicators of business operations, etc.
   2. Substance of business
   3. Related companies
   4. Employees

II. Business operations
   1. Summary of results of operations, etc.
   2. State of life insurance business
   3. Material business issues to be dealt with
   4. Contracts material to operation of business
   5. Research and development activities

III. Conditions of facilities
   1. Conditions of principal facilities
   2. Plans for establishment, disposal, etc. of facilities

IV. State of the company
   1. Information concerning shares, etc.
   2. Changes in share price
   3. Officers

V. Financial condition
   1. Consolidated interim financial statements, etc.
   2. Non-consolidated interim financial statements, etc.

VI. Information for reference

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Interim audit reports

The semi-annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.

END